Exhibit 99.3

FIRST MAJESTIC
SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

2025 NOTICE OF MEETING & MANAGEMENT INFORMATION CIRCULAR

5 TROY OZ
.999+ FINE
SILVER

FROM THE CHAIR Thomas F. Fudge, Jr.

TO OUR SHAREHOLDERS

You are invited to participate in the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Pacific Time) on Tuesday, May 20, 2025.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Your vote is important. We encourage you to participate in this process by voting your First Majestic shares.

Thank you for your support as shareholders and I hope you can join us on May 20, 2025.

(signed) “Thomas F. Fudge, Jr.”

Thomas F. Fudge, Jr.

Chair of the Board

You can access the materials for the annual general meeting and get assistance in voting your First Majestic common shares by scanning the following QR code:

FROM THE PRESIDENT & CEO Keith Neumeyer “Looking ahead to 2025, we expect improvement on many levels including production, cash flow and liquidity as well as expanded sales from First Mint.”

Message from the President and CEO

This year’s theme of “Rising with Silver” tells two primary and exciting stories. One is how First Majestic continues to rise as a leading primary silver producer, overcoming challenges and positioning itself to grow with silver in the coming decade. The other story is silver’s rise, not only in price (reaching a 12-year high in October 2024), but more so in its growing importance as an industrial powerhouse metal.

Silver’s unique characteristics have made it essential across a broad spectrum of industries, especially for green energy, electronics and transportation. With over 10,000 uses today, a number that continues to rise, silver remains one of the world’s most important and strategic metals. The basic principle that “There is no substitute for silver” remains truer today than when we started this company over 20 years ago.

Acquisition of Gatos Silver

Silver’s growing value is one reason First Majestic made the most consequential transaction in its history, announcing the purchase of Gatos Silver, Inc. in September 2024 and closing the transaction in January 2025 after finalizing shareholder and all other approvals.

Adding Gatos Silver’s flagship Cerro Los Gatos mine in Chihuahua, Mexico allows us to integrate a high-quality, long-life, low cost and positive free cash flow district into our portfolio of producing mines in Mexico. It also brings us an innovative team that will provide important synergies for all our operations going forward.

While Cerro Los Gatos adds approximately 9 million attributable silver equivalent ounces to our annual production, the mine represents only part of this transaction’s value. In our search for good assets, we look for districts, not mines. In this regard, Cerro Los Gatos is truly a world-class district with over 103,000 hectares of mineral rights in Chihuahua, representing a highly prospective and under-explored asset with numerous exploration targets that we believe will drive growth for decades to come.

We welcome Gatos Silver shareholders to First Majestic as we continue to build the industry’s leading intermediate primary silver producer.

First Mint

Other positive events included the opening of First Mint, LLC, our 100%-owned silver minting facility in Nevada, USA, making us the only public mining company minting its own metal. In the fall, we commissioned new coin press equipment to expand the product range beyond silver bars to silver rounds and coins, enabling us to produce an array of finished silver bullion products.

Setting the Stage for Better Performance

The Santa Elena mine exceeded guidance in 2024 and produced record silver equivalent production of 10.3 million ounces. At San Dimas, we made meaningful progress with labour issues that impacted efficiency and put the mine on track for higher production in 2025. New wells at La Encantada resolved critical water issues and brought the mine back to its historic production levels by the end of the year. The 2024 exploration program’s success shined another spotlight at Santa Elena with the new Navidad discovery; the most promising discovery at this district since Ermitaño was discovered in 2016.

High Marks for Safety and Sustainability

I’m also pleased to report that we enjoyed a banner year for safety and sustainability performance at all operations, establishing high industry marks across a range of metrics. I extend congratulations to everyone at First Majestic who continued to make our operations safe and responsible places to work.

Challenges and Setbacks for 2024

It was also a year of challenges and setbacks. Like the entire mining sector, we continued to face declining grades and inflationary pressures that impacted our cost efficiency measures – all compounded by a strong Mexican peso for much of 2024. Labour disruptions at San Dimas contributed to a decline in production from 2023. Throughout the year, First Majestic’s share price endured a stubborn and volatile market for mining stocks that has continued into 2025.

Confronting and resolving challenges like these has allowed First Majestic to grow despite the headwinds typical of all mining companies. We are fortunate to have an agile and dedicated team that continues to innovate, that continues to rise to meet these challenges and drive our long-term growth.

Looking Ahead

Looking ahead to 2025, we expect improvement on many levels including production, cash flow and liquidity as well as expanded sales from First Mint. And with 270,000 metres of exploration drilling planned, I’m confident we will add new resources for long-term growth. We will also continue making safety and sustainability priorities at all operations, striving to build upon the very positive metrics established in 2024.

In closing, I extend my gratitude to the entire First Majestic team for their steadfast work, innovation and enthusiasm in 2024. You are the reason we remain on track in realizing our vision of becoming the world’s leading primary silver producer.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date:

Tuesday,

May 20, 2025

Time:

10.00 a.m.

(Pacific Time)

Location:

Bennett Jones LLP

Suite 2500 – 666 Burrard
Street

Vancouver, British Columbia
V6C 2X8

Record Date:

March 31, 2025

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (“First Majestic” or the “Company”) will be held at the offices of Bennett Jones LLP, Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Tuesday, May 20, 2025 at 10:00 a.m. (Pacific Time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2024, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.  To set the number of directors of the Company at seven.

2.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to set the remuneration to be paid to the auditors.

4.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

5.  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is March 31, 2025. Only registered shareholders at the close of business on March 31, 2025, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Pacific Time) on Thursday, May 15, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2024 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 9th day of April, 2025.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.FirstMajesticAGM.com.

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Date Tuesday, May 20, 2025	Location Bennett Jones LLP Suite 2500 – 666 Burrard Street Vancouver, British Columbia V6C 2X8	Time 10:00 a.m. (Pacific Time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page

Set the Number of Directors at Seven (7)	FOR	Page 9

Election of Directors	FOR each nominee	Page 9

Appointment and Remuneration of Auditors	FOR	Page 19

Advisory Vote on Executive Compensation	FOR	Page 20

First Majestic has retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies for the Meeting. Shareholders may contact Kingsdale for assistance with voting by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

You can access the materials for the annual general meeting and get assistance in voting your First Majestic common shares by scanning the QR code to the right with your smart device.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 1

Proxy Summary

Director Nominees

Shareholders will be asked to elect seven (7) directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 11 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance & Nominating	Compensation	Sustainability

Keith Neumeyer	President & Chief Executive Officer of the Company	1998	No

Marjorie Co	Business Development Professional/ Lawyer	2017	Yes	●	Chair		●

Thomas F. Fudge, Jr.	Semi-retired Consultant	2021	Yes	●	●	Chair

Raymond L. Polman	Retired/Finance Consultant	2022	No				Chair

Colette Rustad	Consultant	2021	Yes	Chair		●

Daniel Muñiz Quintanilla	Consultant	2025	Yes

Ayesha Hira (1)	Mining Executive	N/A	Yes

Note:

(1)	Ms. Ayesha Hira is being put forward for nomination as a director of the Company for the first time at the Company’s upcoming 2025 AGM.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 2

PART ONE VOTING INFORMATION

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 3

Part One

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the “Company”). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday May 20, 2025, for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

First Majestic has retained Kingsdale Advisors to provide the Company with a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of First Majestic. Shareholders may contact Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.6950, being the exchange rate quoted by the Bank of Canada on December 31, 2024.

This Information Circular is dated April 9, 2025. Unless otherwise stated, information in this Information Circular is as of March 31, 2025.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2024 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s General Counsel & Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 6, 2025, in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of the Company that are registered directly in their names. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part One

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Shareholders have the right to appoint a person or entity who need not be a shareholder to attend and act for them on their behalf at the meeting other than the persons named in the enclosed instrument of Proxy. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on their Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (Pacific Time) on May 15, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare at the address indicated on the accompanying Notice, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting, or by delivering the written notice of revocation by any other manner permitted by law; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Shareholders who would like assistance with voting their First Majestic shares or obtaining their control number may contact Kingsdale Advisors (“Kingsdale”) by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.FirstMajesticAGM.com.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part One

Non-Registered Shareholders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Pacific Time) on May 14, 2025 or at least 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

Non-registered shareholders who have appointed themselves as proxyholders and who wish to attend the Meeting and vote in person should not complete the voting section of their voting instruction form. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting.

Non-registered shareholders who have submitted their voting instructions to their Intermediary, but nonetheless wish to attend the Meeting are welcome to do so. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting. Such shareholders should not complete and sign any ballot that may be called for at the Meeting as their voting instructions will already have been followed.

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available. If you are a non-registered shareholder, your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. The Company strongly encourages all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com well in advance of the cut-off time of 10:00 a.m. (Pacific Time) on May 14, 2025 (or well in advance of 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting).

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part One

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company’s General Counsel & Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Non-registered shareholders who do not object to their name being made known to the Company (“NOBOs”) may be contacted by Kingsdale to assist in conveniently voting their shares of First Majestic directly by telephone. First Majestic may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their First Majestic shares.

Shareholders may contact Kingsdale by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Distribution to Non-Registered Shareholders

Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and NOBOs.

In accordance with applicable securities law requirements, the Company has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy to the Intermediaries and clearing agencies for distribution to non-registered shareholders. Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Electronic Delivery of Meeting Materials

Non-registered shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy: go to www.proxyvote.com and sign in with your control number, submit your vote in respect of the resolutions for the Meeting and, following your vote confirmation, you will be able to select the E-delivery box and provide your email address. Once you have registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Voting Securities and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of common shares without par value. As of March 31, 2025 (the “Record Date”), there were 484,638,208 common shares without par value issued and outstanding.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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PART TWO
BUSINESS OF THE MEETING

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 8

Part Two

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the year ended December 31, 2024, together with the auditor’s report thereon.

2.	Setting the number of directors at seven (7).

3.	Electing the directors who will serve until the next annual general meeting of shareholders.

4.

Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors of the Company (the “Board” or “Board of Directors”) to set the auditors’ remuneration.

5.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.

6.	Transacting any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2024, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are available at www.FirstMajesticAGM.com or under the Company’s profile at www.sedarplus.ca. A paper copy may be requested, at no charge to the shareholder, by calling the General Counsel & Corporate Secretary of the Company toll-free at 1-866-529-2807.

Setting the Number of Directors

The Company’s Board currently consists of six directors, and at the Meeting, shareholders will be asked to set the number of directors of the Company for the ensuing year at seven (7). In the absence of instructions to the contrary, all Proxies will be voted “FOR” setting the number of directors of the Company at seven (7) for the ensuing year.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “FOR” the nominees herein listed. Each director elected at the Meeting will hold office until the Company’s next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On May 20, 2016, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on February 19, 2021, and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 9

Part Two

resignation to the Corporate Governance & Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Corporate Governance & Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Corporate Governance and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance & Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Corporate Governance & Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the “Advance Notice Policy”) adopted by the Board of Directors on April 11, 2013, as subsequently amended, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 15, 2025. No such nominations have been received by the Company as of the date of this Information Circular.

Director Tenure Policy

On December 3, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

•	For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or

•	For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may extend the term of a non-management director who joined the Board on or after January 1, 2015, for a subsequent five-year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of securities of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at the Record Date (March 31, 2025). All of the proposed nominees were duly elected as directors at the last Annual General Meeting of the Company’s shareholders held on May 23, 2024, other than Mr. Daniel Muñiz Quintanilla, who was first appointed to the Board on March 13, 2025, and Ms. Ayesha Hira, who is being put forward by management for election to the Board for the first time at the Company’s upcoming 2025 AGM.

The Board recommends that shareholders vote FOR the director nominees.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 10

Part Two

KEITH N. NEUMEYER (1) Zug, Switzerland Age: 65 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001

Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange (“TSX”) and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise		2024 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations

Vancouver Resource Investment Conference

Stansberry Research Gold Stock Analyst (GSA) Investor Day

BMO Capital Markets Global Metals & Mining Conference

Gold Forum Europe 2023

The Rule Symposium on Natural Resource Investing

Gold Forum Americas

121 Mining & Energy Investing

Swiss Mining Institute Conference

National Bank CEO Mining Conference

Soar Financial

First Mint, LLC site visit

Board Corporate Governance Education Session (CLE BC)

Board Education Session (UBC Sauder School of Business)

Prospectors & Developers Association of Canada (PDAC) Conference

Voting Results of 2024 Annual General Meeting
For	Withheld
96.96%	3.04%

Board and Committee Membership	Attendance
Board	13 / 13 100%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chair of Board)

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved? (2)	Common Shares	Options	RSUs	PSUs
Yes	4,260,601	1,290,555	449,340	343,990

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Neumeyer.
(2)

See the section entitled “Executive Share Ownership Requirement” on page 62 of this Information Circular for details regarding the requirements that apply to officers under the Company’s Share Ownership Guidelines.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 11

Part Two

THOMAS F. FUDGE, JR., P.E., P.Eng. (ret) (1) Grand Junction, Colorado, U.S.A. Age: 70 Director since February 2021 Independent Principal Occupation: Semi-retired Executive

Mr. Fudge brings over 40 years of professional mining experience, having previously worked with companies including Tahoe Resources Inc., Alexco Resources Corp., Hecla Mining Company, and Sunshine Precious Metals.

Mr. Fudge holds a Bachelor of Science degree in Mining Engineering from Michigan Technological University and has overseen numerous major mining construction projects in the United States, Mexico, Venezuela, Yukon Territory, Guatemala, and Peru.

Primary Skills and Expertise		2024 Continuing Education

Strategic Leadership

International Business

Mergers and Acquisitions

Corporate Finance

Operations

Industry Expertise

Accounting

Risk Management

Government and Community Relations

Environment & Sustainability

The Future of Sustainability Reporting with ISSB Standards (Institute of Corporate Directors)

The Role of the Board in Responsible Supply Chain Management (Deloitte) In-house continuing education session (Christie Stephenson—Sauder School of Business)

Voting Results of 2024 Annual General Meeting
For	Withheld
57.35%	42.65%

Board and Committee Membership	Attendance
Board	13 / 13 100%
Audit	4 / 4 100%
Compensation	6 / 6 100%
Corporate Governance & Nominating	4 / 4 100%

Other Reporting Issuer Directorships
None

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved? (2)	Common Shares	Options	RSUs	DSUs
Yes	5,165	NIL	16,223	73,146 (3)

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Fudge, Jr.
(2)

See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(3)	Comprises 10,932 DSUs that can be settled in Common Shares, and 62,214 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 12

Part Two

MARJORIE CO, B.Sc., LL.B., MBA (1) British Columbia, Canada Age: 56 Director since March 2017 Independent Principal Occupation: Business Development Professional/Lawyer

Ms. Co brings over 25 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations Inc. and Chief Development Officer at The PROOF Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise		2024 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources Environment & Sustainability

Enterprise Risk Oversight (ICD)

The Future of Sustainability Reporting with ISSB Standards (ICD)

Director Connect—Future Scenarios for AI (Pricewaterhouse)

The S(Social) in ESG Has Landed in Both Feet in Canada (Fasken)

The Future of Sustainability Reporting with ISSB Standards (ICD)

Tech, talent and the Audit Committee’s Evolving Role (Pricewaterhouse)

Board Education Session (UBC Sauder School of Business)

Canada’s Mining Minds (Pricewaterhouse)

Labour & Employment Webinar: Tips for Prosecuting and Defending Claims through the Court and Arbitration Processes

Alternative Futures US election Outlook (ICD)

Mining Minds Cyber Awareness (Pricewaterhouse)

2024 US Election: Implications for Canadian Businesses and Beyond (Fasken)

Shareholder’s Disputes (CLE BC)

Voting Results of 2024 Annual General Meeting
For	Withheld
93.69%	6.31%

Board and Committee Membership	Attendance
Board	13 / 13 100%
Corporate Governance & Nominating	4 / 4 100%
Audit	4 / 4 100%
Sustainability	2 / 2 100%

Other Reporting Issuer Directorships
None

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved? (2)	Common Shares	Options	RSUs	DSUs
Yes	13,821	NIL	16,223	39,098 (3)

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Co.
(2)

See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(3)	Comprises 11,017 DSUs that can be settled in Common Shares, and 28,081 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 13

Part Two

RAYMOND L. POLMAN, B.Sc. (Econ), CPA, CA, ICD.D. (1) British Columbia, Canada Age: 65 Director since May 2022 Not Independent Principal Occupation: Retired Chief Financial Officer

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of the Company from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP, and he has completed the ICD-Rotman Directors Education Program.

Primary Skills and Expertise		2024 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Information Technology

ICD written and oral exams (ICD)

The Future of Sustainability Reporting with ISSB Standards (ICD)

Board Governance Session (Christie Stephenson—Sauder School of Business)

Sustainability Webinar (IFRS.org)

Annual Financial and Regulatory Reporting Update (Pricewaterhouse)

Annual Taxation Update (Davidson & Company)

Canada’s Direct Connect Series (Pricewaterhouse)

Perspectives on Sustainability Disclosure (IFRS.org)

Scope 3 Emissions—In Scope for Directors (IFRS.org)

Voting Results of 2024 Annual General Meeting
For	Withheld
94.11%	5.89%

Board and Committee Membership	Attendance
Board	13 / 13 100%
Sustainability	2 / 2 100%

Other Reporting Issuer Directorships
First Mining Gold Corp.

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved? (2)	Common Shares	Options	RSUs	DSUs
Yes	125,067	NIL	12,403	32,825 (3)

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Polman.
(2)

See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(3)	These DSUs may only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 14

Part Two

COLETTE RUSTAD, CPA, CA, ICD.D. (1) British Columbia, Canada Age: 59 Director since July 2021 Independent Audit Committee financial expert Principal Occupation: Consultant

Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors. She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals Corp. and held executive positions at Barrick Africa (Vice-President & Chief Financial Officer); Goldcorp Inc, (Senior Vice-President, Treasurer and Controller); Ernst & Young Toronto (Senior Manager), and Alio Gold (Executive Vice-President & Chief Financial Officer). Ms. Rustad is a Chartered Professional Accountant (CPA)(CA) with a Bachelor of Commerce from the University of Calgary, and she has completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania and the ICD-Rotman Directors Education Program.

Primary Skills and Expertise		2024 Continuing Education

Strategic Leadership

International Business

Mergers & Acquisitions

Corporate Finance

Operations

Industry Expertise

Accounting

Risk Management

Human Resources

Information Technology

Government & Community Relations

Environment & Sustainability

Directors Education Program (ICD-Rotman)

Industry Audit Committee Roundtables (KPMG and Deloitte)

Proxy Voting Guideline

Site Visit to Santa Elena mine, La Encantada mine and Mexico City offices

Spring/Summer Financial Reporting Update (Pricewaterhouse)

AI and the CFO—shaping the future of finance (KPMG)

Mining Audit Committee Roundtable (KPMG)

AI and Board Governance (Deloitte)

Sustainability Reporting and Disclosure (ISSB)

Workforce AI: Empowering Your People to Drive AI Value (KPMG)

Director Roundtable—Board Synergies (Deloitte)

Site Visit to First Mint

Voting Results of 2024 Annual General Meeting
For	Withheld
92.05%	7.95%

Board and Committee Membership	Attendance
Board	13 / 13 100%
Audit	4 / 4 100%
Compensation (2)	4 / 4 100%

Other Reporting Issuer Directorships
None

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved (3)	Common Shares	Options	RSUs	DSUs
Yes	5,125	NIL	16,223	36,293 (4)

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Rustad.
(2)	Ms. Rustad joined the Compensation Committee in February 2024, so this number reflects her attendance record since she joined the Compensation Committee.
(3)

See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(4)	Comprises 8,212 DSUs that can be settled in Common Shares, and 28,081 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 15

Part Two

DANIEL MUÑIZ QUINTANILLA L.LB., L.LM., MBA (1) Madrid, Spain Age: 51 Director since March 2025 Independent Audit Committee financial expert Principal Occupation: Consultant

Mr. Muñiz has more than 28 years of experience in international law, M&A, capital markets, and finance in the mining, logistics and infrastructure industries. He is currently a member of the board of directors of Novagold Resources, Inc. and Brookfield Infrastructure Partners L.P. Mr. Muñiz is also a Founding Partner of Axkan Capital Partners S.L., and special advisor to the chairman of both Sinda Ltd. and Sunshine Silver Mining & Refining Company, privately held companies in The Electrum Group’s portfolio. Mr. Muñiz was previously a director of Gatos Silver, Inc. from April 2021 until First Majestic acquired Gatos Silver in January 2025, and a director of HudBay Minerals Inc. from July 2019 to May 2024. He is a highly accomplished mining executive whose previous experience includes a 12-year tenure with Grupo Mexico, SAB de C.V. and its subsidiaries, Americas Mining Corp. and Southern Copper Corp., where he served in a variety of leadership roles, including Managing Director (Chief Executive Officer) and Chief Financial Officer. Mr. Muñiz holds a Master’s Degree in Law from Georgetown University in Washington D.C., and a Master’s Degree in Business Administration from Instituto de Empresa in Madrid, Spain. He also holds a Law Degree from the Universidad Iberoamericana in Mexico City, Mexico.

Primary Skills and Expertise		2024 Continuing Education

Strategic Leadership

International Business

Mergers and Acquisitions

Operations

Industry Expertise

Accounting

Risk Management

Human Resources

Government & Community Relations

Environment & Sustainability

N/A
Voting Results of 2024 Annual General Meeting
For	Withheld
N/A	N/A

Board and Committee Membership	Attendance
Board	N/A

Other Reporting Issuer Directorships
Novagold Resources Inc.
Brookfield Infrastructure Partners L.P.

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved (3)	Common Shares	Options	RSUs	DSUs
Yes	68,541	107,641	4,043	6,874 (4)

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Muñiz Quintanilla.
(2)	Mr. Muñiz Quintanilla became a director of the Company on March 13, 2025.
(3)

See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(4)	These DSUs may only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 16

Part Two

AYESHA HIRA, CFA, L.LB. (1) London, United Kingdom Age: 52 New director nominee Independent Principal Occupation: Mining Executive

Ms. Hira is a seasoned mining executive with 30 years of experience in the sector. She is currently serving as Interim President & CEO, and Director, of Belo Sun Mining Corp., a TSX-listed gold company. Ms. Hira started her career as a geologist, working on diamond, base metals, and gold exploration projects. She then transitioned into capital markets, working in the global mining teams at CIBC World Markets and RBC Capital Markets with North American, UK, Australian, South African, and European listed mining and steel companies. After sixteen years working in capital markets, Ms. Hira spent nearly four years at Lucara Diamond Corp., a Lundin Group company, where she served as VP, Corporate Development & Strategy, focusing on strategic growth and mergers. In addition to her experience as an executive, Ms. Hira has also held various board positions, previously serving as a board member of Lucara Botswana and Clara Diamond Solutions, as well as being elected to the board of the Responsible Jewellery Council representing the Mining Forum, and being appointed as a committee member with the Natural Diamond Counsel. Ms. Hira is a Chartered Financial Analyst charter-holder with a Bachelor of Science (Honours) in Geology from Queen’s University, Canada, and she holds an ICD.D designation from the Institute of Corporate Directors.

Primary Skills and Expertise		2024 Continuing Education

Strategic Leadership

International Business

Mergers and Acquisitions

Corporate Finance

Operations

Industry Expertise

Accounting

Risk Management

Human Resources

Government & Community Relations

Environment & Sustainability

N/A
Voting Results of 2024 Annual General Meeting
For	Withheld
N/A	N/A

Board and Committee Membership	Attendance
Board	N/A

Other Reporting Issuer Directorships
Belo Sun Mining Corp.

Securityholdings (as at March 31, 2025)

Share Ownership Requirement Achieved (3)	Common Shares	Options	RSUs (4)	DSUs (4)
N/A	Nil	N/A	N/A	N/A

(1)	Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Hira.
(2)	Ms. Hira is being put forward for nomination as a director of the Company for the first time at the Company’s upcoming 2025 AGM.
(3)

Ms. Hira is being put forward for nomination as a director of the Company for the first time at the Company’s upcoming 2025 AGM. See the section entitled “Director Share Ownership Requirement” on page 43 of this Information Circular for details regarding the requirements that apply to directors under the Company’s Share Ownership Guidelines.

(4)	If Ms. Hira is elected as a director at the Company’s upcoming AGM, an initial grant of RSUs and DSUs will be awarded to Ms. Hira shortly after her appointment as a director.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 17

Part Two

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at the Record Date.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, a similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices – Assessments”, the Board of Directors has adopted an annual formal director assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. The following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Colette Rustad	Daniel M. Quintanilla	Ayesha Hira

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

	✓	✓	✓	✓	✓	✓	✓

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

	✓	✓	✓	✓	✓	✓	✓

Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓	✓	✓	✓	✓

Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓	✓	✓	✓	✓

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.

	✓		✓	✓	✓	✓	✓

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 18

Part Two

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Colette Rustad	Daniel M. Quintanilla	Ayesha Hira

Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓	✓	✓

Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.

		✓	✓	✓	✓	✓	✓

Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓	✓	✓	✓

Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.

	✓	✓			✓	✓	✓

Information Technology - Experience developing and implementing leading information technology practices, including information security, at a major organization.				✓	✓

Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.

	✓		✓		✓	✓	✓

Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.		✓	✓	✓	✓	✓	✓

Appointment of Auditor

The Company’s auditor conducts the annual audit of the Company’s financial statements, provides audit-related tax and other services, and reports to the Audit Committee of the Board. The Audit Committee is directly responsible for recommending the appointment, compensation, retention, evaluation, and, if necessary, termination of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee and the Board have confirmed the appointment of Deloitte LLP as the independent registered public accounting firm for First Majestic for the calendar year ending December 31, 2025. Deloitte LLP has been the Company’s auditor since December 14, 2004.

The Audit Committee has reviewed and assessed the independence of Deloitte LLP and specifically considers the audit firm’s independence related to all non-audit services and engagements provided by Deloitte LLP. Deloitte LLP follows audit partner rotation guidelines, such that a new lead audit partner and lead quality review partner is assigned to the Company at least every five years. Partners that complete a five-year term are required to observe a cooling-off period of at least five years before providing any further audit or non-audit services to the Company. Our current lead audit partner has been the lead audit partner since the year ended December 31, 2022.

The members of the Audit Committee and the Board believe that the continued retention of Deloitte LLP as the Company’s independent registered public accounting firm is in the best interests of the Company and of benefit to its shareholders. The Board recommends that shareholders vote FOR the re-appointment of Deloitte LLP as auditor of the Company until the next Annual General Meeting and FOR the resolution authorizing the Board to set the remuneration to be paid to the auditor.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 19

Part Two

Auditor’s Fees

The following table sets out the fees billed to the Company by Deloitte LLP for professional services in each of the years ended December 31, 2023, and December 31, 2024, respectively.

Category	Year ended December 31, 2024	Year ended December 31, 2023

Audit Fees	$1,752,000	$1,829,000

Audit-Related Fees	$215,000	$93,000

Tax Fees	Nil	Nil

All Other Fees	Nil	$7,000

Notes:

Audit fees include fees for services rendered by the Independent Registered Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. Tax fees include professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice, and tax planning. Audit-related fees include an audit opinion on housing fund remittances in Mexico along with fees in connection with our prospectus supplement. The 2024 audit fee includes amounts billed for services relate to fiscal year ended December 31, 2024.

Advisory Vote on Executive Compensation

On March 6, 2015, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for this meeting.”

The Board recommends that shareholders vote FOR the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. Following the results of the advisory vote for the Company’s 2024 annual general meeting, the Company engaged Kingsdale Advisors to assist with an investor outreach campaign to discuss any concerns from significant shareholders, and to provide an opportunity for significant shareholders to communicate their comments and feedback to the Company relating to the Company’s executive compensation practices. The results of this investor outreach campaign are set out in the section of this Information Circular entitled “Part Three – Statement of Corporate Governance Practices – Responsiveness to 2024 “Say-on-Pay” Support”.

Other Business

As of the date of this Information Circular, the Company is not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Majestic proxyholders intend to vote on such items in accordance with management’s recommendation.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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PART THREE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying the Board’s responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board currently consists of six directors, of whom four (a majority) are independent. None of the four independent directors has any direct or indirect material relationship with the Company (other than as a holder of common shares, Options, RSUs or DSUs of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that person’s independent judgment. Marjorie Co, Thomas F. Fudge, Jr., Colette Rustad and Daniel Muñiz Quintanilla are independent. Keith Neumeyer is the President & Chief Executive Officer of the Company. As an Officer of the Company, Mr. Neumeyer is not an independent director. Raymond L. Polman is the former Chief Financial Officer of the Company, and as a result of his former position with the Company, he is not considered to be “independent” as such term is defined in National Instrument 52-110 Audit Committees until after the Company’s upcoming AGM on May 20, 2025.

Director	Independent	Non-Independent	Reason for Non-Independence

Keith Neumeyer		●	Officer

Marjorie Co	●

Thomas F. Fudge, Jr.	●

Raymond L. Polman		●	Former Officer

Colette Rustad	●

Daniel Muñiz Quintanilla	●

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Directorships and Interlocks

The following table discloses the directors of the Company (including any new nominee directors) that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships

Keith Neumeyer	First Mining Gold Corp.	Chair of Board	Audit Committee Compensation Committee (chair) Corporate Governance & Nominating Committee

Raymond L. Polman	First Mining Gold Corp.		Audit Committee (chair) Corporate Governance & Nominating Committee

Daniel Muñiz Quintanilla	Brookfield Infrastructure Partners L.P. Novagold Resources Inc.		Audit Committee (chair) Compensation Committee

Ayesha Hira	Belo Sun Mining Corp.	Interim President & CEO

The Board Mandate prohibits a director of the Company from serving on the board of more than five reporting issuers (excluding the Company).

The term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer. Each of Keith Neumeyer and Raymond L. Polman is also a member of the board of directors of First Mining Gold Corp. (“FF”), a mineral exploration and development company listed on the Toronto Stock Exchange, and each of them is also a member of the Audit Committee of FF. This constitutes a “Board Interlock” and a “Committee Interlock” for the purposes of the Board Mandate. The Board has determined that, in its judgement, the Board Interlock does not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, FF is focused on development and exploration properties, primarily in eastern Canada while the Company is focused on producing properties in Mexico and the United States.

In the event of a conflict, each of the directors involved will be required to act in accordance with their obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate and securities laws as described under the heading “Ethical Business Conduct”.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board and the Audit Committee hold in-camera meetings regularly following Board meetings and Audit Committee meetings. During the financial year ended December 31, 2024, the independent directors of the Board held 13 in-camera meetings (one at the end of each Board meeting), and the Audit Committee held 4 in-camera meetings (one at the end of each Audit Committee meeting).

Chair

The Chair of the Board, Thomas F. Fudge, Jr., is an independent director. The Chair of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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The Chair of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders; chair Board and shareholder meetings; coordinate the agenda for Board meetings, and assist the Compensation Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2024, the Board held thirteen (13) meetings, the Audit Committee held four (4) meetings, the Compensation Committee held six (6) meetings, the Corporate Governance & Nominating Committee held four (4) meetings and the Sustainability Committee held two (2) meetings. The following table provides details regarding attendance of each current director for director and committee meetings during the financial year ended December 31, 2024 at these meetings.

Director	Board of Directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Sustainability	Committees (Total)	Overall Attendance

Keith Neumeyer	13 / 13	N/A	N/A	N/A	N/A	N/A	13 / 13

	(100%)						(100%)

Marjorie Co	13 / 13	4 / 4	4 / 4 (1)	N/A	2 / 2	10 / 10	23 / 23

	(100%)	(100%)	(100%)		(100%)	(100%)	(100%)

Thomas F. Fudge, Jr.	13 / 13	4 / 4	4 / 4	6 / 6 (1)	N/A	14 / 14	27 / 27

	(100%)	(100%)	(100%)	(100%)		(100%)	(100%)

Raymond L. Polman	13 / 13	N/A	N/A	N/A	2 / 2 (1)	2 / 2	15 / 15

	(100%)				(100%)	(100%)	(100%)

Colette Rustad	13 / 13	4 / 4 (1)	N/A	4 / 4 (2)	N/A	8 / 8	21 / 21

	(100%)	(100%)		(100%)		(100%)	(100%)

Daniel Muñiz Quintanilla (3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Indicates such director is the Chair of the committee.
(2)	This number reflects Ms. Rustad’s attendance at Compensation Committee meetings that have been held since she was appointed to the Compensation Committee in February 2024.
(3)	Mr. Muñiz Quintanilla was appointed to the Board on March 13, 2025.

Board Mandate

The Board Mandate was implemented by the Board effective March 7, 2019, as amended on February 19, 2021 and August 19, 2021, and is attached as Appendix “A” to this Information Circular. The Board Mandate is reviewed on an annual basis by the Company’s Corporate Governance & Nominating Committee and by the Board and was, last reviewed on March 30, 2024.

Position Descriptions

Written position descriptions have been developed by the Board for the President & Chief Executive Officer, the Chair of the Board and the Chair of each committee of the Board. See “Board of Directors – Chair” for a description of the Chair of the Board’s role and responsibilities.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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The President & Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The President & Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chair of the Audit Committee, Colette Rustad, is an independent director. The Chair of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chair of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings; chair Audit Committee meetings; report to the Board on the activities, findings and recommendations of the Audit Committee; and ensure annual performance evaluation of the Audit Committee and committee members.

The Chair of the Corporate Governance & Nominating Committee, Marjorie Co, is an independent director. The Chair of the Corporate Governance & Nominating Committee provides leadership to enhance the effectiveness of the Corporate Governance & Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance & Nominating Committee, as outlined in the Corporate Governance & Nominating Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Corporate Governance & Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance & Nominating Committee meetings; chair Corporate Governance & Nominating Committee meetings; report to the Board on the activities, findings and recommendations of the Corporate Governance & Nominating Committee; ensure annual performance evaluation of the Corporate Governance & Nominating Committee and committee members; and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

The Chair of the Compensation Committee, Thomas F. Fudge, Jr., is an independent director. The Chair of the Compensation Committee provides leadership to enhance the effectiveness of the Compensation Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Compensation Committee, as outlined in the Compensation Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Compensation Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation Committee meetings; chair Compensation Committee meetings; report to the Board on the activities, findings and recommendations of the Compensation Committee; and ensure annual performance evaluation of the Compensation Committee and committee members.

The Chair of the Sustainability Committee, Raymond L. Polman, is an independent director. The Chair of the Sustainability Committee provides leadership to enhance the effectiveness of the Sustainability Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Sustainability Committee, as outlined in the Sustainability Committee Mandate, are well understood by the members of the committee and are executed as effectively as possible. The Chair of the Sustainability Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Sustainability Committee meetings; chair Sustainability Committee meetings; monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights.

The Board has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of the executive team outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the mine sites at each of the Company’s producing assets.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the Board members.

Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2024:

Date	Place	Event	Director(s) Attending

January 2024	Virtual	Enterprise Risk Oversight (Institute of Corporate Directors)	Co

January 2024	Virtual	The Future of Sustainability Reporting with ISSB Standards (Institute of Corporate Directors)	Co

January 2024	Vancouver, Canada	ICD Written and Oral Exams (Institute of Corporate Directors)	Polman

January 2024	Vancouver, Canada	Industry Audit Committee Roundtable (KPMG LLP)	Rustad

January 2024	Vancouver, Canada	Vancouver Resource Investment Conference	Neumeyer

February 2024	Virtual	Director Connect – Future Scenarios for AI (PricewaterhouseCoopers LLP)	Co

February 2024	Virtual	The S(Social) in ESG Has Landed on Both Feet in Canada (Fasken Martineau DuMoulin LLP)	Co

February 2024	Vancouver, Canada	Proxy Voting Guideline Seminar – Annual Updates for ISS and Glass Lewis	Rustad

February 2024	Berlin, Germany	World Money Fair	Neumeyer

February 2024	Hollywood, USA	BMO Capital Markets Global Metals & Mining Conference	Neumeyer

March 2024	Virtual	Rotman Directors Education Program (Institute of Corporate Directors)	Rustad

March 2024	Toronto, Canada	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer

March 2024	Las Vegas, USA	Visit to First Mint Operations site	Neumeyer

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Date	Place	Event	Director(s) Attending

April 2024	Virtual	Future of Sustainability Reporting with ISSB Standards (Institute of Corporate Directors)	Co, Polman and Fudge

April 2024	Vancouver, Canada	Role of the Board in Responsible Supply Chain Management (Deloitte LLP)	Fudge

April 2024	Zurich, Switzerland	Gold Forum Europe 2024	Neumeyer

May 2024	Virtual	Tech, talent and the Audit Committee’s Evolving Role (PricewaterhouseCoopers LLP)	Co

May 2024	Vancouver, Canada	Board Education Session (University of British Columbia)	Co, Polman and Fudge

May 2024	Vancouver, Canada	Canada’s Mining Minds (PricewaterhouseCoopers LLP)	Co

June 2024	Mexico	Site Visit to Santa Elena Mine	Rustad

July 2024	Vancouver, Canada	Industry Audit Committee Roundtable (KPMG LLP)	Rustad

July 2024	Vancouver, Canada	Financial Reporting Update (PricewaterhouseCoopers LLP)	Rustad

July 2024	Virtual	AI and the CFO – Shaping the Future of Finance (KPMG LLP)	Rustad

July 2024	Vancouver, Canada	Mining Audit Committee Roundtable (KPMG LLP)	Rustad

July 2024	Florida, USA	The Rule Symposium on Natural Resource Investing	Neumeyer

September 2024	Virtual	Labour & Employment Webinar: Tips for Prosecuting and Defending Claims through the Court and Arbitration Processes (AHBL)	Co

September 2024	Virtual	Sustainability Webinar (IFRS.org)	Polman

September 2024	Vancouver, Canada	Annual Financial and Regulatory Reporting Update (PricewaterhouseCoopers LLP)	Polman

September 2024	Vancouver, Canada	AI and Board Governance (Deloitte LLP)	Rustad

September 2024	Virtual	Sustainability Reporting and Disclosure (ISSB)	Rustad

September 2024	Colorado Springs, USA	Gold Forum Americas	Neumeyer

September 2024	Las Vegas, USA	MINExpo International	Neumeyer

September 2024	Las Vegas, USA	Visit to First Mint, LLC (Inauguration)	Neumeyer

October 2024	Virtual	Alternative Futures US election Outlook (Institute of Corporate Directors)	Co

October 2024	Vancouver, Canada	Mining Minds Cyber Awareness (PricewaterhouseCoopers LLP)	Co

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Date	Place	Event	Director(s) Attending

October 2024	Virtual	2024 US Election: Implications for Canadian Businesses and Beyond (Fasken Martineau DuMoulin LLP)	Co

October 2024	Vancouver, Canada	Annual Taxation Update (Davidson & Company LLP)	Polman

October 2024	Vancouver, Canada	Canada’s Direct Connect Series (PricewaterhouseCoopers LLP)	Polman

October 2024	Virtual	Workforce AI: Empowering Your People to Drive AI Value (KPMG LLP)	Rustad

October 2024	New York, USA	SCP Resource Finance: Global Silver Conference	Neumeyer

November 2024	Virtual	Perspectives on Sustainability Disclosure (IFRS.org)	Polman

November 2024	Vancouver, Canada	Director Roundtable – Board Synergies (Deloitte LLP)	Rustad

November 2024	London, United Kingdom	121 Mining Investment London	Neumeyer

November 2024	Zurich, Switzerland	Swiss Mining Institute Conference	Neumeyer

November 2024	Frankfurt, Germany	Deutsche Goldmesse/Soar Financial	Neumeyer

November 2024	London, United Kingdom	National Bank CEO Mining Conference	Neumeyer

December 2024	Virtual	Shareholder’s Disputes (Continuing Legal Education BC)	Co

December 2024	Virtual	Scope 3 Emissions – In Scope for Directors (IFRS.org)	Polman

December 2024	London, United Kingdom	International Metals Symposium, Northern Miner	Neumeyer

December 2024	Las Vegas, USA	Board Site Visit to First Mint, LLC	Neumeyer and Rustad

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance & Nominating Committee is responsible for, among other things, overseeing, reviewing and periodically updating the Code and the Company’s systems to monitor compliance with and enforce the Code, and the Audit Committee is responsible for, among other things, setting the standards of business conduct contained in the Code. Any non-compliance with the Code is required to be reported to the Corporate Governance & Nominating Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and the extend of the interest to the Company’s President & Chief Executive Officer and the Corporate Governance & Nominating Committee, who will assess whether there is a conflict of interest. If it is determined that there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board pertaining to the proposed activity or transaction or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Sustainability

The Company is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. The Company’s core sustainability (formerly disclosed as Environmental Social Governance or “ESG”) values are: caring for the environment in which it operates; contributing to the long-term development of its host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company’s host communities is essential to achieving sustainability targets. Through proactive engagement, the Company understands social, economic and environmental priorities and takes appropriate actions to promptly attend to the most pressing issues and material risks.

The Board has adopted formal policies, procedures, and industry best practices to manage the Company’s impacts and contribute to the social and economic development of local communities. The Board is directly responsible for this through its supervision of the Sustainability Committee of the Board (the “Sustainability Committee”). The members of the Sustainability Committee currently consist of Raymond L. Polman and Marjorie Co. The purpose of the Sustainability Committee is, under the supervision of the Board, to monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights (“Sustainability Matters”).

The Sustainability Committee’s responsibilities include, but are not limited to, the following:

•

Sustainability Matters: review and monitor the Sustainability Matters, affairs, systems, policies and activities of the Company on behalf of the Board in light of compliance with applicable legislation and policies.

•	Developments: monitor significant developments in relevant policies, legislation and trends with respect to Sustainability Matters that the Company operates in.

•	Initiatives: review initiatives and strategies related to Sustainability Matters and make recommendations to management and the Board.

•	Objectives and Assessment: review and recommend to the Board for approval, corporate objectives relating to Sustainability Matters, and assess the Company’s performance against these objectives.

•	Disclosure: review public reporting relating to the Company’s performance on Sustainability Matters and ensure all such disclosure requirements are observed.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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•

Review of Breaches: review any breaches relating to the Company’s policies or applicable legislation and policies on Sustainability Matters and make recommendations to the Board for handling such breaches;

•

Report to the Board: report to the Board on a regular and timely basis, and at least annually, on Sustainability Matters and other matters coming before the Committee for review, discussion or action by the Board or another committee of the Board;

•

Risk Assessment: assess with senior officers of the Company, the Company’s material risk exposures relating to Sustainability Matters and the Company’s actions to identify, monitor and mitigate such exposures.

•	Report on Sustainability Matters: review and approve the Company’s annual Sustainability Report, and the reporting of Sustainability Matters in the annual management information circular.

The Board’s materiality assessment process (the “Materiality Assessment Process”), informed by the Global Reporting Initiative (“GRI”), provides a consistent methodology for measuring and tracking social impacts and sustainability performance across the Company’s mines, while offering the flexibility needed to tailor the approach to the circumstances of each operation. As part of the Materiality Assessment Process, the Company collects qualitative data through a series of internal workshops at each mine site, as well as corporate surveys. Input is also gathered through consultations with key content specialists within the Company, who conduct ongoing internal and external stakeholder engagement and have the ability to represent perceptions from various stakeholders, including: community members, employees, contract workers, labour unions, supply chain vendors, government authorities, industry organizations, non-governmental organizations, and shareholders.

The Company also conducts regular audits of its systems and monitors the results of site performance to identify corrective actions and improvements. Sustainability performance is reported to the Board on a quarterly basis. The audits help the Board monitor and manage the impacts of the Company’s activities on communities, the work force, and regional supply chains.

The Company has implemented a number of systems relating to the environment and sustainability, including the following management systems:

First Majestic Environmental Management System (“EMS”). EMS is applied across all operations and projects of the Company. It is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. EMS is based on international standards and best practices, and best industry practices in the US and Mexico, and the criteria of Mexico’s Clean Industry Accreditation program. All of the Company’s operating mines have implemented an annual compliance program to manage the obligations and conditions that must be fulfilled under the Company’s environmental permits. External EMS audits are conducted regularly to review the performance of each mining operation. Important environmental indicators such as water consumption, greenhouse gas emissions, and environmental incidents are recorded and updated in real time in the Company’s internal Risk Management System and Production Status database.

First Majestic Social Management System (“SMS”). SMS is the Company’s tool to implement its social performance commitments. The purpose of the various programs and procedures within SMS is to ensure the Company is proactively managing operational impacts, engaging transparently with its stakeholders, and collaborating in a manner that achieves tangible development outcomes in its regions of operation. SMS is based upon social performance best practices, including International Finance Corporation (“IFC”) Performance Standards, The Mining Association of Canada’s Towards Sustainable Mining Protocols (“MAC TSM”), International Council on Mining and Metals, UNICEF Child Rights and Business Principles, the Voluntary Principles on Security and Human Rights, and includes clear performance indicators for continuous improvement. All of the Company’s operating mines have local community engagement plans and social investment programs in place. Each site has had a social impact assessment conducted and has identified an area of influence, which includes the local communities in a geographic area impacted economically, socially, and/or environmentally by its operations. In 2024, First Majestic´s three operating mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine were all awarded the 2024 Socially Responsible

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Business Distinction Award, also known as the Empresa Socialmente Responsable Award (“ESR Award”), for best sustainability practices. Since being acquired by First Majestic, the Santa Elena operation, located in the state of Sonora, has received the ESR Award for ten consecutive years; the La Encantada operation, located in the state of Coahuila, has received the distinction for three consecutive years and the San Dimas operation, located in the state of Durango, for thirteen consecutive years. The Award is presented annually by the Centro Mexicano para la Filantropia CEMEFI (Mexican Centre for Philanthropy). This distinction from within the Mexican community recognizes excellence in environmental and social responsibility and ethical management practices.

The Cerro Los Gatos Silver Mine (which is 70%-owned by First Majestic following our acquisition of Gatos Silver, Inc. on January 16, 2025) is aligned with First Majestic’s sustainability commitments, having also received an ESR Award in 2024. During the first quarter of 2025, the SMS used at the Cerro Los Gatos Silver Mine was reviewed for alignment with the Company’s existing SMS system, with several synergies identified, in addition to opportunities for cross-adoption of best practices by both Cerro Los Gatos and the Company’s other operating mines and projects in Mexico. An improved SMS, which will combine both First Majestic’s existing SMS and aspects of Cerro Los Gatos’ SMS, is expected to be developed through 2025 and subsequently applied at all of the Company’s sites.

Occupational Health and Safety Management System (“OHSM”). OHSM is applied in all Mexican operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of OHSM are Visible Felt Leadership, regulatory compliance and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare. All of the Company’s operations in Mexico have subscribed to the voluntary program and self-audit process.

Although the Company’s sustainability practices and efforts have been in place for many years, the Company published its first Sustainability Report (the “2019 Sustainability Report”) in 2020 and has since published its most recent Sustainability Report in April 2025 (the “2024 Sustainability Report”). The 2024 Sustainability Report follows internationally-recognized disclosure guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility Strategy. This disclosure guidance includes, GRI, the Sustainability Accounting Standards Board (“SASB”) reporting standards, the UN Sustainable Development Goals, MAC TSM, the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, IFC Performance Standards, and UN Guiding Principles on Business and Human Rights. The 2024 Sustainability Report can be found on the Company’s website at https://www.firstmajestic.com/sustainability/report-hub/.

The Company’s 2024 Sustainability Report and sustainability reporting in general is not prepared in accordance with the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations, but they are aligned with them. Below is a summary of key disclosures related to the TCFD recommendation pillars of Governance, Strategy, Risk Management, and Metrics and Targets.

Governance. The Company’s governance structure addresses climate-related risks and opportunities through site-level implementation of sustainability policies and processes, and executive and board-level supervision. Beginning with the CEO, the Company champions sustainability and monitors the Company’s progress in this area. The Board oversees all environmental policies and practices. The Company’s Sustainability Committee reports to the Board on sustainability issues including climate-related risks. The ESG team at the Company manages sustainability reporting and acts as a centre of expertise on sustainability and contributes to strategies, plans and goal-setting in collaboration with executive and operational teams. The operational teams institute sustainability policies and processes to ensure sustainability and climate-related considerations are integrated into the day-to-day management of the business. At a site-level there are function-specific teams who ensure the above-noted policies are enacted at all sites.

The Company’s senior leadership team prioritizes, reviews, and assesses measures to identify and address climate change risk, mitigation measures, and opportunities to reduce its carbon footprint annually. The Board

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

and senior management oversee the Company’s capital allocation and business model to fulfill its mission to produce profitable silver ounces and grow its mineral resources through ethical, innovative, and sustainable practices, inclusive of climate risk management.

The Board, through its oversight of the Sustainability Committee, also oversees the Company’s Sustainability Matters identified to be of importance via its Materiality Assessment Process. Further details regarding these topics are set out in the 2024 Sustainability Report.

Strategy. As part of the Company’s strategy, since 2019, the Company has streamlined emissions from processing, ventilation, heating, and cooling. It also targeted processing and recovery efficiencies through technology innovation as a path to decarbonize its operations. The Company’s Operations and Technical Services departments have a key responsibility to assess market-based solutions to improve the Company’s energy efficiency across its operations via low-carbon technologies and switch to lower-carbon energy sources if and as feasible.

The Company’s Sustainability Strategy was created through alignment and involvement of all sustainability-related functions of the Company, both within corporate offices and at the mine sites. The Sustainability Strategy consists of topics that have been found to be of highest materiality through the Board’s Materiality Assessment Process, and which align with the Company’s management goals. First publicly released in the Company’s 2023 Sustainability Report, the Sustainability Strategy builds on the Company’s 20-year history of responsible management practices to set material and public goals and targets to support its reduction of sustainability-related risks and to maximize positive community impacts.

Risk Management: The Company’s Risk Management department is accountable for identifying and reporting risks (including climate-related risks), conducting risk assessment training, and facilitating risk reviews. On an ongoing basis, it evaluates the adequacy and effectiveness of its risk controls, determines action plans to reduce identified risks to an acceptable level of risk tolerance, and monitors and follow-ups on these plans. Its risk management assessments include aspects related to energy security and the Company’s exposure to physical risks of climate change. The Company accounts for changing weather and extreme events in its business decisions. It continues to build expertise in terms of understanding and evaluating climate change impacts, so that it can improve its ability to avoid or mitigate adverse effects on the Company’s operations and the communities in which the Company works and lives.

The Company tracks tangible and material impacts of sustainability-related risks and opportunities and adapts its business and sustainability strategy accordingly. The most significant sustainability-related risks for the Company include: environmental incidents, climate change risks including severe weather events, social conflicts, public health crises, ongoing health and safety performance, labour shortages, union relationships, and security issues (e.g., theft, fraud). These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

The Company’s strategy to address climate-related risks are mitigation, adaptation, and supporting climate opportunities. The Company approaches mitigation by reducing First Majestic’s carbon footprint by using lower-carbon energy sources and more energy-efficient mining processes. For example, in the last five years, the Company invested more than US$105 million to modernize its processing technologies, enhance operational efficiencies, and decarbonize its energy consumption. One of its priorities has been reducing its dependency on diesel fuel and converting to lower-cost and less carbon-intensive Liquified Natural Gas (“LNG”). The Company is proactively adapting its operations to mitigate and improve resiliency against climate risks (such as extreme weather events) at its sites, offices and facilities. It is supporting climate opportunities by optimizing business opportunities to meet the growing global demand for precious metals needed for low-carbon technologies and solutions.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

Sustainability and climate-related risks and opportunities are also addressed throughout the Company’s upstream supply chain. The Company’s supplier assessment procedure requires that its procurement team consider, beyond technical and economic considerations, environmental compliance and sustainability performance. All service providers to the Company are screened on sustainability criteria. With the establishment of First Mint, the Company’s 100% owned and operated minting facility, the Company is also able to provide further downstream supply chain transparency via vertical integration of its silver production.

Metrics and Targets: Along with the recommendations of GRI, SASB and TCFD standards to assess material climate-related risks and opportunities, the Company tracks and monitors energy consumption, including, direct (“Scope 1”) and indirect (“Scope 2”) greenhouse gas (“GHG”) emissions, and GHG emissions intensity on a quarterly basis. These metrics are publicly reported each year by the Company in its annual Sustainability Report. The Company also compiles and reports annually on limited categories of its supply chain (“Scope 3”) emissions. In addition, it has developed and annually discloses progress against longer-term sustainability goals and targets within its annual Sustainability Report.

Compared to the baseline that was established in 2019 in the Company’s first Sustainability Report (the “2019 Baseline”), as at December 31, 2024, the Company had modified its energy consumption trends through a 51% reduction in diesel consumption and by increasingly relying on LNG for its sites’ electricity generation needs. In addition, as at December 31, 2024, the Company saw a 47% decrease in Scope 1 direct GHG emissions compared to the 2019 Baseline, and there was a 40% decrease in Scope 2 indirect GHG emissions over the same time period. This led to an overall 44% reduction in total Scope 1 and 2 GHG emissions and a 49% reduction in GHG intensity (emissions per tonne of ore processed) as at December  31, 2024 compared to the 2019 Baseline.

Information Security

The Company has established and continues to enhance security controls which protect its information systems and infrastructure.

The Company’s information and cyber-security program is a set of processes and solutions designed to prevent, detect and respond with procedures and tools powered by Artificial Intelligence and Machine Learning. The program combines continuous monitoring and remediation of technical and human interactions with the Company’s network and data and includes 24x7 security operations centres with cybersecurity experts that monitor the network and email traffic, and protect the health of the Company’s electronic devices.

The Company’s Audit Committee is responsible for reviewing the adequacy of security of information, information systems and recovery plans. The members of the Audit Committee have experience in assessing the information security matters faced by the Company. The Chair of the Audit Committee, Colette Rustad, in her former roles at Goldcorp Inc., and Barrick Gold (Placer Dome), Africa, had oversight of financial and operations technology and digitization strategy, was chair of the technology implementation committee and transitioned to cloud and SaaS (Software as a Service). All members of the Board, management and employees also receive cybersecurity awareness training.

The Board is briefed by the Audit Committee on information security matters on a quarterly basis. The Board develops its strategic initiatives in response to the Committee’s assessments and recommendations. The Company has not experienced an information security breach in the last three years. The Company has a cyber insurance policy in place. The Company is externally reviewed by international consulting firms to assess and recommend continual improvements to its information security standards. These reviews include annual Cyber Penetration Testing and Cybersecurity Maturity Assessment, as well as Operational Technology Security Assessments.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

Diversity, Equity & Inclusion Policy

As an extension of the Code, the Board adopted a policy, on March 6, 2015 and amended on March 8, 2022 and December 1, 2022, to reflect its commitment to diversity, equity and inclusion in all levels in the workplace and on the Board (the “DEI Policy”). The DEI Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity, equity and inclusion throughout the Company. To this end, the Company is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. Although the Company does not currently have any formal quotas or targets in this regard, the Board considers diversity, equity and inclusion as an element of the overall selection criteria of Board candidates. In addition, the Board and management attempt to interview a balanced representation of candidates for each opening on the Board and management, respectively.

The Company reports that, as of December 31, 2024 (a) none of the Company’s personnel at the executive management level was female and 25% of such executive management personnel identified themselves as part of a minority group, and (b) 40% of the Company’s Board was female and 20% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code, to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by the Whistleblower Policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by the Whistleblower Policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Corporate Governance & Nominating Committee, the President & Chief Executive Officer and the General Counsel & Corporate Secretary. Each matter reported is investigated, and corrective and / or disciplinary action is taken, if appropriate.

Nomination of Directors

The Corporate Governance & Nominating Committee currently consists of Marjorie Co and Thomas F. Fudge, Jr., each of whom is independent. Among its duties, the Corporate Governance & Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Corporate Governance & Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Corporate Governance & Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The committee may also engage a third-party service firm to assist with recruitment of candidates for the Board. In accordance with the DEI Policy, the Board will consider diversity, equity and inclusion as an element of the overall selection criteria of candidates. In addition, the Board will attempt to interview a balanced representation of candidates for each opening on the Board.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

Compensation Committee

The Compensation Committee currently consists of Thomas F. Fudge, Jr. and Colette Rustad, each of whom is independent. Among its duties, the Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation Committee have experience acting on board compensation committees and overseeing compensation and benefit programs.

The Compensation Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the performance of the Board as a whole.

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

•

In collaboration with the Chair of the Board, evaluate the performance of the President & CEO including against the Company’s corporate goals and objectives, strategic plan and the Company’s policies and procedures and report to the Board.

•	Review at least annually the performance of the Chair of the Board.

The Compensation Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of Options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and, pursuant to the policies of the TSX, may be granted incentive stock options and RSU’s under the Company’s Long-Term Incentive Plan (“LTIP”) and deferred share units (“DSUs”) under the Company’s standalone Deferred Share Unit Plan. The Board, as a whole, approves the RSUs and DSUs granted to each director.

The Company reviews the compensation practices of comparable mining companies from time to time to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which currently consists of Marjorie Co and Thomas F. Fudge, Jr., has, under the supervision of the Board, overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance & Nominating Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

•	Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s systems to monitor compliance with and enforce the code.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation Committee, Corporate Governance & Nominating Committee and Sustainability Committee.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to the performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with the necessary skill sets are identified. As discussed above under “Compensation”, the Compensation Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca. The Company’s management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to ask questions and participate in a discussion regarding the Company’s financial and operational highlights and results. In 2024, the Company’s management team attended more than 25 conferences and roadshows, and met with hundreds of shareholders. The goal is to ensure that shareholders are well-informed about the company’s performance, strategic direction, and any significant developments. By fostering transparency and trust, our management team helps align the company’s strategies with shareholder expectations. Additionally, the management team plays a crucial role in gathering and relaying shareholder feedback to the board ensuring that their voices are heard and considered in decision-making processes. Investors may also contact the Company’s investor relations department by letter, e-mail or telephone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance, Glass Lewis and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chair of the Board or the Company’s General Counsel & Corporate Secretary.

Responsiveness to 2024 “Say-on-Pay” Support

At last year’s annual general meeting of the Company’s shareholders held on May 23, 2024 (the “2024 AGM”), the advisory “say-on-pay” resolution received the support of 49.17% of the votes cast. In addition, Thomas F. Fudge, Jr., the Chair of the Compensation Committee, received 57.35% of the votes cast for his election as director. Whilst the Company is pleased with the increased level in shareholder support for “say-on-pay” at the 2024 AGM as compared with the 2023 annual general meeting (at which there was only 26.17% support for the advisory “say-on-pay” resolution), the advisory “say-on-pay” resolution still did not receive majority support at the 2024 AGM. Accordingly, the Company continues to review its compensation practices, and it has invested considerable time and effort to engage with its shareholders to discuss any concerns that they may have regarding our approach to executive compensation. Specifically, since the 2024 AGM, we have taken the following actions:

•

Retained Independent Board Advisory Services: The Compensation Committee retained the services of Lane Caputo Compensation Inc. to conduct a risk assessment in respect of executive compensation at the Company and to review and provide input with respect to Parts Four and Parts Five of this Information Circular.

•

Retained Independent Strategic Shareholder Advisory Services: First Majestic retained Kingsdale Advisors to provide the Company with a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis, including the investor outreach campaign detailed below and to assist in the solicitation of proxies for the Meeting.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Three

•

Shareholder Engagement: With the assistance of Kingsdale Advisors, the Chair of the Board and members of First Majestic’s management team engaged in an investor outreach initiative and have met with and solicited feedback from a number of First Majestic’s top shareholders in relation to executive compensation and other topics of shareholder interest. Additionally, where reasonable, the Company plans to take shareholder concerns into consideration when implementing future changes.

•

The engagement efforts only included current shareholders who were shareholders at the time of the 2024 annual general meeting. Given our recent transaction with Gatos Silver, we did not include new shareholders as a part of this process, although in line with our consistent efforts we look forward to engaging with them on executive compensation and other matters in the future.

•

We reached out to 14 of First Majestic’s top shareholders (based on the number of shares held), including shareholders who voted against the 2024 “say-on-pay” advisory resolution, representing approximately 21.41% of First Majestic’s issued and outstanding shares (approximately 80.46% of voter turnout for the 2024 annual general meeting). This figure does not include shares owned by insiders of the Company, a number of whom are part of our top shareholders.

•	We held three meetings with shareholders representing approximately 3.57% of First Majestic’s issued and outstanding shares (13.42% of voter turnout for the 2024 annual general meeting).

•

Additionally, seven other shareholders representing 8.36% of First Majestic’s issued and outstanding shares (31.42% of voter turnout for the 2024 annual general meeting) noted that they were appreciative of the engagement opportunity, and either did not have any concerns to discuss with First Majestic, or they have outsourced their governance, stewardship, and proxy voting practices.

•

Four shareholders, representing 9.47% of First Majestic’s issued and outstanding shares (approximately 35.59% of voter turnout for the 2024 annual general meeting), did not reply to our engagement requests, despite multiple follow-up attempts.

•

Proxy Advisor Engagement: In addition to our responsive engagement with shareholders, prior to the mailing of this Information Circular, the Company also held engagement meetings with the two leading proxy advisory firms, Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., to provide an overview of the Company, discuss the recommendations/policies of the respective firms, address any concerns, and obtain further feedback on the Company’s efforts to date regarding shareholder engagement and executive compensation for consideration by each firm.

•

Management and Board’s Intention Regarding Future Engagement Processes: Management and the Board intend to undertake similar investor outreach initiatives and engagement processes in the future in order for the Company to continuously improve its compensation practices and disclosure.

Addressing Shareholder Concerns Through Engagement

We appreciate our shareholders’ continued engagement throughout the process, as the Board and Compensation Committee is actively reviewing feedback and considering actions that are in the best interest of all shareholders. The Company would like to highlight disclosure improvements in 2024 that have aligned with our commitment to transparency and effective communication:

•	our compensation decision-making process (see page 51 of this Information Circular),

•	objectives, performance and award determination under our short-term incentive plan (see page 56),

•	the structure of our annual equity-based awards, including restrictions on the vesting of PSUs (see page 58),

•	the Compensation Committee’s approach to managing compensation risk (see page 61), and

•	the relationship between shareholder experience and executive pay (see page 64).

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 37

Part Three

The following table summarizes the key themes arising from the valuable feedback provided by our shareholders during the responsiveness engagement to the 2024 “Say-on-Pay” support, and our responses:

Feedback Theme	Specific Topics	Shareholder Feedback	First Majestic’s Response
Executive Compensation	STIP and LTIP Targets and Performance Disclosure	Shareholders suggested that the Company provide more detail on the CEO’s goals and what achievements have been made over the course of the year to clearly draw the line between goals and payouts	The Company has disclosed the 2024 NEO Performance Objectives, Weighting and Results for the STIP on page 56 of the Circular, which is based upon Company objectives.

Potential for more performance-based elements to be included in the Company’s LTIP, as shareholders would typically like to see the mix include at least half as performance-based vs. time based. Investors further noted that they do not typically view Stock Options as performance-based compensation.

The Company’s LTIP is structured with Stock Options, RSUs, and PSUs. Grants under the LTIP are intended to provide long-term awards linked directly to the market performance of the Company’s shares, thereby aligning the short-term and long-term performance goals of the NEOs and the Company’s other Vice-Presidents that are based on operational and financial results with the goal of increasing shareholder value. A summary of the LTIP is set out at Appendix B of this Information Circular.

The “pay-at-risk” is highlighted by share-based and option-based awards to align executive pay with shareholder experience. Awards of stock options provide value to recipients only if value is created for shareholders while our Performance Share Unit awards are structured to provide targeted value to the executive team when total shareholder return provided to First Majestic shareholders meets and exceeds a basket of alternative investments in the precious metals space (see page 58 of this Information Circular for more details on Share-Based and Option-Based Awards).

Shareholders suggested the Compensation Committee consider including another metric to determine performance outside of Total Shareholder Return for PSUs.

To date, NEOs have only received half the number of common shares associated with the PSUs that were granted to them in January 2020 and 2021, which articulates that the Company’s PSU awards are working by design. However, starting with the most recent January 2025 grant of PSUs, the Board has added a second performance measure to PSUs granted by the Company.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 38

Part Three

Feedback Theme	Specific Topics	Shareholder Feedback	First Majestic’s Response
Executive Compensation	Quantum of Executive Compensation	Excessive Change of Control provisions that are “single-trigger” only, and severance payments that have a cap.

Having taken into account shareholder feedback regarding this matter, the Board and Mr. Neumeyer are finalizing certain amendments to the terms of his Services Agreement, including a revision to the change of control provision in the Services Agreement that would result in such provision becoming subject to a double-trigger, and a revision to the termination provision that would result in a cap on severance paid upon termination. The Company expects to finalize the amended terms of Mr. Neumeyer’s Services Agreement in Q2 2025 and will continue to keep shareholders abreast of any material updates.

Lack of Pay and Performance alignment.

The alignment of pay with shareholder experience is evident in the actual realized pay of our CEO compared to the reported values in the Summary Compensation Table. While shareholder experience has been relatively flat over the past five years (2% rate of return over that time period), actual pay for the CEO has declined by 31% versus the reported value over this time period, creating direct alignment with shareholders (see page 64 of this Information Circular for more details on the alignment between share price performance and CEO pay).

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 39

PART FOUR DIRECTOR COMPENSATION

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 40

Part Four

Compensation of Directors

Under its Director Compensation Plan, the Company awards each non-executive director, other than a director who is also a Named Executive Officer (as defined in Part Five of this Information Circular) (a “Non-Executive Director”) an annual grant of CAD$50,000 worth of RSUs under the Company’s LTIP, and an annual grant of CAD$85,000 worth of DSUs under the Company’s Deferred Share Unit Plan (except for the Chair of the Board, who is awarded CAD$175,000 worth of DSUs annually). In addition, the Company pays each Non-Executive Director an annual cash retainer fee. An additional annual cash retainer is paid to the Chair of the Board, and to the Chair of each Committee of the Board. The Company also provides each Non-Executive Director with an annual cash payment of CAD$2,000 in respect of expenses, and reimburses each Non-Executive Director up to CAD$3,000 annually in respect of continuing education courses and activities. The details of the Director Compensation Plan are summarized in the table below:

Director Compensation Plan	CAD$

Annual cash retainer fee for all non-executive directors	$135,000

Additional annual retainer fee for Chair of the Board	$90,000

Additional annual retainer fee for Chair of the Audit Committee	$30,000

Additional annual retainer fee for Chair of the Compensation Committee	$20,000

Additional annual retainer fee for Chair of the Corporate Governance & Nominating Committee	$15,000

Additional annual retainer fee for Chair of the Sustainability Committee	$15,000

Annual award of RSUs to all non-executive directors	$50,000 worth of RSUs

Annual award of DSUs to non-executive directors (other than Chair of the Board)	$85,000 worth of DSUs

Annual award of DSUs to Chair of the Board	$175,000 worth of DSUs

Annual expenses	$2,000

Annual allowance for education expenses reimbursement	$3,000

The table below sets forth the details of compensation provided to the Non-Executive Directors during the financial year ended December 31, 2024. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no other compensation was paid to Non-Executive Directors in their capacity as directors of the Company or its subsidiaries, or members of a committee of the Board or of its subsidiaries, or as consultants or experts.

Name	Fees earned (1) ($)	Share- based awards (1)(2) ($)	Option- based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation (1) ($)	Total ($)
Marjorie Co	109,505	98,555	Nil	Nil	Nil	Nil	208,060
Thomas F. Fudge, Jr.	164,258	164,258	Nil	Nil	Nil	Nil	328,516
Raymond L. Polman	104,030	98,555	Nil	Nil	Nil	Nil	202,585
Colette Rustad	120,456	98,555	Nil	Nil	Nil	Nil	219,011
Jean des Rivières (4)	38,562	74,223	Nil	Nil	Nil	Nil	112,785
Ana Lopez (5)	16,258	74,223	Nil	Nil	Nil	Nil	90,481

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the 2024 average exchange rate of C$1.00 equaling $0.7300.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Four

(2)	This amount is the aggregate dollar amount of market value of share-based awards based on the share price at the grant date.
(3)	No option-based awards granted in the year ended December 31, 2024.
(4)	Mr. des Rivières resigned from the Board on May 7, 2024.
(5)	Ms. Lopez resigned from the Board on February 20, 2024.

Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The share-based component of compensation paid to Non-Executive Directors is intended to advance the interests of the Company by encouraging such directors to remain associated with the Company. Grants of RSUs under the LTIP are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. Prior to April 2022, DSUs were awarded under the LTIP and would be settled in shares of the Company. In April 2022, the Company removed DSUs from the LTIP and adopted a stand-alone DSU Plan which provides that any DSUs issuable thereunder may only be settled in cash (no common shares are issuable upon the settlement of any DSUs awarded under the DSU Plan). DSUs are only issuable to Non-Executive Directors and fully vest on the grant date. The Compensation Committee recommends to the Board the awarding of RSUs and DSUs to the Non-Executive Directors in accordance with the Director Compensation Plan.

The following table sets forth the incentive plan awards granted to the Non-Executive Directors outstanding as at December 31, 2024:

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed (3) ($)

Marjorie Co	17,232	11.07	2-Jan-25	Nil	10,403	69,480	236,275

Thomas F. Fudge, Jr.	Nil	Nil	Nil	Nil	10,403	69,480	423,922

Raymond L. Polman	Nil	Nil	Nil	Nil	10,149	64,657	152,592

Colette Rustad	Nil	Nil	Nil	Nil	10,403	69,480	206,752

Jean des Rivières (4)	Nil	Nil	Nil	Nil	4,750	34,742	—

Ana Lopez (5)	Nil	Nil	Nil	Nil	4,750	34,742	—

(1)

Option-based awards are made in Canadian dollars. The exercise price of outstanding options was converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the December 31, 2024 exchange rate quoted by the Bank of Canada.

(2)

This amount is calculated based on the total number of outstanding unvested RSUs multiplied by the Company’s share price on the grant date of such RSUs, or on December 31, 2024, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the December 31, 2024 exchange rate quoted by the Bank of Canada.

(3)

This amount is calculated based on the total number of outstanding vested DSUs, multiplied by the Company’s share price on the grant date of such DSUs, or on December 31, 2024, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the December 31, 2024 exchange rate quoted by the Bank of Canada.

(4)	Mr. des Rivières resigned from the Board on May 7, 2024.
(5)	Ms. Lopez resigned from the Board on February 20, 2024.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Four

Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each Non-Executive Director for all incentive plan awards during the financial year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1)(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Marjorie Co	Nil	93,820	Nil

Thomas F. Fudge, Jr.	Nil	156,376	Nil

Raymond L. Polman	Nil	77,414	Nil

Colette Rustad	Nil	77,414	Nil

Jean des Rivières	Nil	90,932	Nil

Ana Lopez	Nil	93,820	Nil

(1)

All share-based awards are made in Canadian dollars. The value vested or earned during the financial year ended December 31, 2024 were converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the December 31, 2024 exchange rate quoted by the Bank of Canada.

(2)

This amount is calculated based on the total number of RSUs and DSUs that vested during the financial year ended December 31, 2024 multiplied by the Company’s share price on the grant date of such RSUs and DSUs, as applicable, or on December 31, 2024, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950 being the December  31, 2024 exchange rate quoted by the Bank of Canada.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of the Company’s shareholders, the Company has adopted Share Ownership Guidelines that establish minimum share ownership requirements for its directors under which directors are required to own First Majestic securities (namely common shares, RSUs and/or DSUs) having a value established by the Board. Directors appointed prior to November 29, 2018 who hold a minimum of 30,000 common shares of the Company are deemed to have met the criteria. Directors who are appointed after November 29, 2018 and before January 1, 2021, and have acquired common shares with a value totaling at least 100% of such Director’s base annual retainer fee are deemed to have met the criteria. A director appointed after January 1, 2021 or who has not previously met the criteria is required, within five years of their appointment, to have an “Awards Grant Credit” and/or common shares equal to at least 300% of such director’s annual cash retainer fee.

For purposes of determining a director’s Awards Grant Credit, the number of unvested RSUs and unsettled DSUs held by the Director is multiplied by the market price of the Company’s common shares on the grant date of the respective RSUs and DSUs, or by the market price of the Company’s shares on the date an evaluation under the Company’s Share Ownership Guidelines is being made, whichever is greater.

As of the Record Date, all directors of the Company comply with the Company’s Share Ownership Guidelines.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 43

PART FIVE EXECUTIVE COMPENSATION

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Letter to Shareholders from the Chair of the Board Regarding Executive Compensation

Dear Fellow Shareholders,

2024 was both a successful and challenging year for First Majestic Silver. The undoubted highlight was striking a deal to acquire Gatos Silver, the largest transaction in the Company’s history. Through this acquisition, we have added the Cerro Los Gatos Silver Mine to our portfolio, a high-quality, long-life, low cost and free cash flowing mine in a favourable Mexican mining district. The associated land package includes over 103,000 hectares of mineral rights, providing First Majestic with another highly prospective and under-explored asset with numerous exploration targets.

At the end of the first quarter of 2024, we completed commissioning of First Mint, our 100%-owned minting facility, and started selling silver bars. First Mint vertically integrates the processing of investment-grade silver bullion into the First Majestic portfolio and produces cast bars and one-ounce silver rounds for sale to customers. The eco-friendly and high efficiency production line has the capacity to process over 10% of our current silver production.

We had positive exploration results including a major discovery at Santa Elena. This mine exceeded guidance in 2024 and produced record silver equivalent production of 10.3 million ounces. The new Navidad discovery at Santa Elena was the most promising discovery in this district since 2016. At San Dimas, we made meaningful progress with labour issues that has put the mine on track for higher production in 2025.

I am also pleased to report that our Company had exceptional performance from a Health & Safety and ESG perspective, positioning us as an industry leader across a range of metrics.

Along with the successes, there were some challenges including declining ore grades and inflationary pressures faced by the entire mining sector that impacted our cost efficiency. Costs were also impacted by the strong Mexican peso. In addition, the Company’s share price endured a stubborn and volatile market for mining stocks. This was felt by our shareholders and by our executives, through their personal shareholdings and their compensation packages.

Shareholder Alignment Under Our Compensation Policy

Our compensation philosophy is based on the objective of aligning executive compensation with the long-term interests of our shareholders. Our compensation programs are designed to attract, retain and motivate top-tier executive talent while fostering a culture of performance, accountability, and sustained business growth. Our executive compensation program is structured to include a balanced mix of base salary, short-term annual incentives and long-term equity-based awards, with more than 70% of NEO compensation “at risk” (see page 55 of this Information Circular for more details on the targeted pay mix for the CEO and other NEOs).

This pay-at-risk is highlighted by share-based and option-based awards to align executive pay with shareholder experience over multi-year periods. Awards of stock options provide value to recipients only if value is created for shareholders while our PSU awards are structured to provide targeted value to the executive team when Total Shareholder Return (“TSR”) provided to First Majestic shareholders meets and exceeds a basket of alternative investments in the precious metals space. As an illustration of the at-risk nature of these elements of compensation, on December 31, 2024, all issued and outstanding NEO stock options were out-of-the-money. Additionally, the Company placed in the third quartile of the peer group in respect of share price performance during the recently completed three-year performance period for PSUs that were granted in January 2021 and vested in January 2024, and accordingly, a performance score of 0.5 (50%) was attributed to those PSUs. As a result, the NEOs only received half the number of common shares associated with those PSUs upon settlement.

In 2024, we reviewed our LTIP program and, as a result, we added a second metric to our PSU payout determination which commenced as of the January 2025 PSU grant. Going forward, the number of shares

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

issuable in respect of our PSUs will be based on a calculation that is 50% weighed on First Majestic’s share price performance during the three-year performance period using a VWAP calculation vs. the peer group, and 50% weighted on First Majestic’s TSR vs. VanEck Gold Miners EFT (GDX), during the three-year performance period of our PSUs (see page 59 for further details). While we understand some shareholders are of the view that PSUs should represent 50% or more of the LTIP awards granted to an NEO, when considering PSUs plus stock options, 58% of the LTIP award for our CEO is directly related to share price performance and the Board feels strongly that, without share price performance, there should be little, if any, payout from our equity incentive program. As noted above regarding out-of-the-money stock options, our CEO and the rest of the Company’s executive team are directly aligned with shareholders in this regard. Additionally, the stock options awarded to our CEO vest over a five-year period (longer than the three-year vesting period for options that is common in the mining sector), ensuring a true, longer-term focus on shareholder value creation (see page 58 of this Information Circular for more details on Share-Based and Option-Based Awards).

The total compensation received by our CEO in 2024, as reported in the Summary Compensation Table in this Information Circular (see page 65) increased from 2023 to 2024 almost entirely due to achievement of short-term incentive targets as reflected in the successes noted above. In 2024, the CEO was awarded 85.7% in respect of the Company’s performance objectives for 2024 that were set by the Board. This compares to 55.0% in 2023 (see page 57 of this Information Circular for more details on the 2024 NEO Performance Objectives, Weighting and Results).

Shareholder Engagement

We were encouraged by the improvement in support for our “Say-on-Pay” advisory resolution at the 2024 Annual General Meeting, relative to 2023. This demonstrated that our shareholders acknowledge the improvements we have made in both the disclosure of our executive compensation practices, and in our approach to executive compensation.

We remain committed to maintaining strong governance practices, and our executive compensation programs are regularly reviewed by the Compensation Committee. Shareholder feedback is a vital component of this process, and we actively engage with shareholders to understand their perspectives on executive compensation matters.

Since last year’s Annual General Meeting, we have invested considerable time and effort to engage with our shareholders and listen to their concerns regarding our approach to executive compensation. This has occurred through various forums including conferences, information sharing calls, market updates and CEO meetings. As Chair of the Board and the Chair of the Compensation Committee, I have taken an active role in this process and have heard directly from some of our largest shareholders. We continue to receive positive feedback from these meetings, with no major issues identified by participants to date. We have an ongoing plan to engage shareholders, including direct interaction with the two primary proxy advisory firms. In 2025, we continued with our commitment to actively engage with shareholders (see page 36 of this Information Circular for more detail on the Company’s shareholder engagement and Responsiveness to “Say-on-Pay”).

Addressing Shareholder Concerns Regarding CEO Change of Control

Some shareholders have raised concerns about the CEO’s legacy Change of Control provisions that are “single-trigger” in nature. The Board and the CEO are finalizing amendments to Mr. Neumeyer’s contract, including a revision that would result in such provision becoming subject to a “double-trigger”, and a revision that would place a cap on severance, reflective of our closest peers. When completed the amended agreement will have an effective date of January 1, 2025.

The Board acknowledges Mr. Neumeyer’s long-tenure as the founder and CEO of First Majestic. Over the 20+ years in his role as CEO, the Company has grown significantly to its current multi-country presence, and he continues with the mandate to transform First Majestic into the world’s largest silver producer. Mr. Neumeyer’s vested interest in the Company’s long-term success is reflected in his personal holding of more than 4 million First Majestic shares.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Improved Compensation Disclosure

In response to concerns raised during our shareholder engagement activities, and as part of our commitment to transparency and effective communication with our valued shareholders, we enhanced the disclosure in the Compensation Discussion & Analysis section of last year’s information circular. This year, we have continued to enhance the quality of our disclosure.

I invite you to attend our 2025 Annual General Meeting to ask questions of me or my fellow board members with respect to the Company’s results, compensation programs and governance.

We appreciate the continued support of our shareholders and remain committed to delivering value through sound governance practices and responsible executive compensation. I also remain firmly committed to evolving our approach to executive compensation in response to market changes, governance practices and especially to shareholder engagement and input.

Sincerely,

(signed) “Thomas F. Fudge, Jr.”

Thomas F. Fudge, Jr.

Chair of the Board; Chair of the Compensation Committee

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 47

Part Five

Introduction

The following section describes the significant elements of the Company’s executive compensation programs, with particular emphasis on the compensation payable to the CEO, the CFO and other individuals that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2024, the Company had the following five NEOs:

Name	Title

Keith Neumeyer	President and Chief Executive Officer (“CEO”)

Steven Holmes	Chief Operating Officer (“COO”)

David Soares	Chief Financial Officer (“CFO”)

Colin Bower	Vice-President of Operations, Mexico (“VP Operations”)

Michael Deal	Vice-President of Metallurgy & Innovation (“VP Metallurgy”)

Note: The defined terms in the table above are used throughout this Part Five of the Information Circular when each NEO’s position at the Company is being referenced.

In some instances, the compensation programs and certain other matters outlined herein may also apply to other members of senior management, however, the programs that are discussed here, relate specifically to our NEOs.

The following is a brief biography for each of the NEOs:

KEITH NEUMEYER

CEO

Mr. Neumeyer has worked in the investment community for over 35 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly-traded companies in the resource and high technology sectors. His roles have included senior management positions in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002 and founded First Mining Gold Corp. in 2015. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

STEVEN HOLMES

COO

Mr. Holmes is a mining engineer with over 41 years of experience and is responsible for overseeing all operational functions of the Company’s silver and gold mines and projects. Prior to joining First Majestic in February 2020, Mr. Holmes held the position of Vice-President, Joint Venture Portfolio at Barrick Gold Corporation, a global gold mining company, and was responsible for overseeing Barrick’s interest in its Global Joint Venture operations and projects. He previously served as the Chief Operating Officer for KGHM International, Operations Vice-President at the Sierra Gorda copper mine in Chile and has acted in general management roles at Asarco, the Mine Technology Group, Chino Mines Company and Freeport-McMoRan.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

DAVID SOARES, CPA, CA

CFO

Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining First Majestic Silver, Mr. Soares served as Chief Financial Officer of Kirkland Lake Gold, one of the top performing senior gold producers during its time which culminated with the merger of equals transaction with Agnico Eagle Mines. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, an ICD.D designation from the Institute of Corporate Directors, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

COLIN BOWER

VP Operations

Mr. Bower joined First Majestic Silver in May of 2021, as the Vice-President of Operations, Mexico. Prior to joining First Majestic, Mr. Bower held executive leadership roles with Barrick Gold, BHP Billiton and KGHM International. Mr. Bower holds a master’s degree in international management from the Thunderbird School of Global Management.

MICHAEL DEAL

VP Metallurgy

Mr. Deal joined First Majestic Silver in June of 2021 and has over 18 years of mining experience, managing all phases of operations, metallurgy, technical services, mine planning, procurement, maintenance and technical support. Prior to joining First Majestic Silver, Mr. Deal held senior management roles at Nevada Gold Mines, Newmont Mining, OceanaGold, and Romarco Minerals. Mr. Deal holds a Bachelor of Science from the Colorado School of Mines and a Master of Business Administration at Arizona State University.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

At a Glance – What We do	At a Glance – What We Don’t Do

✓  We provide shareholders with the ability to provide feedback on our executive compensation program via an annual Say-on-Pay advisory vote and a shareholder engagement outreach program

✓  We ensure all members of the Compensation Committee are independent under Canadian securities laws

✓  Our Compensation Committee engages an independent compensation advisor

✓  We conduct periodic compensation risk reviews by the Compensation Committee

✓  We benchmark our executive compensation programs against an appropriate peer group

✓  We pay executives for performance, with over 70% of pay at risk

✓  We use mixed time horizons in our incentive programs to focus executives on both short-term and long-term business goals

✓  We place a cap on short-term incentive payouts (STIP)

✓  We disclose STIP objectives, weightings, and results

✓   We provide executives with a balance of equity-based incentives, including stock options, Performance Share Units and Restricted Share Units, to align pay with shareholder experience

✓  We have established significant share ownership requirements for NEOs

✓  Our Incentive Compensation Recovery Policy applies to all incentive plans

✓   We prohibit NEOs from directly or indirectly hedging or monetizing the value of shares held in the company via our Securities Trading Policy

✓ Other than our CEO, each NEO’s employment contract includes a double trigger change of control provision

✓   Our Board of Directors may at their discretion, suspend, reduce or change incentive programs at any time

✓   We do not guarantee annual increases to base salary or incentive compensation

✓  We do not guarantee annual equity award grants

✓  We do not reprice stock options

✓ We do not grant loans to directors, management or other employees

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 50

Part Five

Compensation Discussion & Analysis

Compensation Governance

The Compensation Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in the marketplace and that enable the Company to attract, retain and motivate executives. The Compensation Committee’s principal functions are to:

•	Review and recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;

•	Review and recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

•	Administer the Company’s equity incentive plan.

The Compensation Committee is comprised of two independent directors. The current members of the Compensation Committee are Thomas F. Fudge, Jr. and Colette Rustad. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All the members of the Compensation Committee have direct experience in both public and private sector executive compensation.

Compensation Decision-Making Process

The Company’s compensation program design and decision-making process involves the CEO, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee’s external independent compensation advisor.

The CEO participates in executive compensation decisions for all NEOs other than himself by making recommendations to the Compensation Committee regarding the following:

•	Base salary, annual bonus awards and equity award grants;

•	Annual and long-term quantitative goals and the annual qualitative goals; and

•	Participation in the Company’s equity incentive plan and amendments to the Company’s equity incentive plan, as necessary.

The Compensation Committee reviews these recommendations and can exercise its discretion in accepting or modifying any of the recommendations prior to making its final recommendations to the Board of Directors.

Shareholders have the opportunity to express their views on the Company’s compensation program each year at the Company’s annual general meeting through a non-binding Say-on-Pay advisory vote on executive compensation. This feedback mechanism is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Company’s approach to executive compensation. While the advisory vote is not binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions.

Independent Compensation Advisor

Pursuant to its mandate, the Compensation Committee has the authority to retain external advisors to assist it in fulfilling its responsibilities. In late 2021, the Compensation Committee retained Lane Caputo Compensation Inc.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

(“Lane Caputo”) to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and non-executive directors. Pursuant to that mandate, Lane Caputo has assisted the Compensation Committee in reviewing the Company’s compensation philosophy, developed a compensation strategy and comparator group of companies that reflects the Company’s size and stage of development, provided a review of current market practices regarding executive officer and non-executive director compensation and provided advice and recommendations with respect to best practices in the governance of compensation. In 2024, Lane Caputo was further tasked with providing guidance/ advisory services to the board on the following key areas – “Say on Pay”, Market data for CEO compensation, preparations and drafts for the 2024 Management Information Circular, proxy advisor positions, Shareholder engagement preparations and board compensation matters.

In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

For the financial years ended December 31, 2024 and 2023, the following fees were billed by and paid to Lane Caputo:

	Executive Compensation-Related Fees ($) (1)		All Other Fees ($)
Name of Consultant	2024 (2)	2023 (2)	2024	2023
Lane Caputo	20,904	25,778	–	–

(1)	Fees paid to Lane Caputo Compensation Inc. for services related to determining the compensation of the Company’s directors and officers.
(2)

All Executive Compensation Related fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equaling $0.6950 in 2024 and $0.7383 in 2023.

Compensation Philosophy

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be market competitive to facilitate the recruitment and retention of qualified and experienced executives, while being aligned with shareholder expectations;

•

Compensation should reinforce the Company’s business strategy by clearly communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by establishing the right balance of “at risk” incentives in executive’s total compensation;

•

Incentive compensation should factor in the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives and be weighted heavily with “at risk” rewards.

The Company’s general executive compensation philosophy is to reward its executive officers via three components of compensation. First a “base” compensation component in the form of salaries that are competitive in the marketplace of other publicly traded mining companies. Second, an annual incentive component tied to annual objectives and third a long-term equity award component, focused on achieving long-term shareholder value. The Company provides executives with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through creating shareholder value via the Company’s long-term equity plan. Overall, we believe that executive compensation must be heavily weighted with “at-risk” compensation, to both motivate employees and ensure shareholder value is achieved.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

The Company’s compensation structure is designed to be competitive within the marketplace of other Canadian and US based mining companies that are similar in scale, scope and location of operations. Our approach to compensation is designed to meet the Company’s compensation objectives, which are to allow the Company to attract, retain and motivate experienced senior executives and ensure that they are incentivized to achieve the Company’s business plans, strategies and goals on both a short-term and long-term basis and ultimately, to increase shareholder value. We believe that shareholder value is primarily driven by the achievement of results, both in terms of financial strength and operating measures, such as safe production and costs. The Board ensures company objectives are tied directly to the annual budget and long-term plans. Executive compensation awards are then linked to key performance metrics such as production levels, cash costs, increases in reserves and resources, maintaining the safety of all employees, advancing our ESG initiatives and meeting/exceeding our environmental requirements. Our key target metrics relate to business aspects that executive officers and other senior employees can influence and meaningfully impact. As described in more detail below, executive compensation is dependent on achieving both individual and Company performance results and is, therefore, linked to the creation of shareholder value.

Benchmarking & Compensation Peer Group

To benchmark the competitiveness of the compensation program for the Company’s executive officers, the Compensation Committee, in consultation with Lane Caputo, considered the following selection criteria for developing an appropriate peer group:

•	Market capitalization

•	Annual revenues

•	Number of mining operations
•	International operations

•	Head office location (Canada or United States)

•	Similar scope and complexity

The current peer group consists of the following companies:

Compensation Peer Group Companies

Alamos Gold Inc.	Equinox Gold Corp.	Kinross Gold Corp.

B2Gold Corp.	Ero Copper Corp.	Lundin Gold Corp.

Centerra Gold Inc.	Hecla Mining Company	Lundin Mining Corp.

Eldorado Gold Corp.	Hudbay Minerals Inc.	Pan American Silver Corp.

Endeavour Silver Corp.	IAMGOLD Corp.	SSR Mining Inc.

The table below summarizes the Company’s relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec, 31, 2024) ($000’s)	2024 Annual Revenue ($ millions)	Number of Producing Mines

25th Percentile	1,851	1,094	3

50th Percentile	3,102	1,347	4

75th Percentile	5,886	1,962	6

First Majestic	1,623	561	3

The Compensation Committee considers the marketplace compensation information obtained from the Compensation Peer Group above and in consultation with management, may also consider certain pay practices of other, silver-specific producers to benchmark other relevant geographical operational factors that may influence the competitive pay practices for certain members of the executive team.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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The Compensation Committee believes that the peer group that the Company has used to assess 2024 compensation practices and performance is a suitable peer group that accurately reflects the competitive landscape within which First Majestic competes. As the Company’s North American assets in production are based in Mexico, with the vast majority of the Company’s revenue coming from these sources, the 2024 peer group is appropriately comprised of peers that are that have an appropriate number of mining operations, international operations, and are of a similar scope and complexity to First Majestic.

Elements of Executive Compensation

The Company’s executive compensation program for the financial year ended December 31, 2024 consisted primarily of the following components:

What We Pay	Why We Pay It	How It Works

Base Salary	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the NEO.

•  Reviewed in the first quarter of each year, against market/peer group, and established for the 12-month period of January to December. The Compensation Committee is responsible for making recommendations on base salaries for all NEOs.

Short-Term Incentive Plan (STIP)	Focuses NEOs on achievement of short-term financial, operational, exploration, environmental, ESG, health and safety goals, and/or achievement of milestones that are aligned with the long-term success of the Company.

•  Annual incentive plan based on corporate goals and objectives. STIP provides a cash award directly related to achieving short-term objectives.

•  All awards are subject to the sole discretion of the Board.

•  The Board, at its discretion may adjust any plan calculated award.

Long-Term Incentive Plan (LTIP)	Focuses NEOs on the achievement of long-term shareholder value, and aligns management’s interests with those of shareholders.

•  Equity is awarded based on NEO performance, evaluated on an annual basis, and any plan award is subject to the NEO meeting expected performance thresholds.

•  We balance our at-risk equity awards to NEOs via three (3) types of equity-based awards:

1. Stock Options that vest over 30-months (25% on the first anniversary of the date of grant, then 25% every six months thereafter). All Stock Options have a 10-year expiration period, and are generally granted bi-annually.

2. Restricted Share Units (RSUs) that vest over a three-year period (one-third per year starting on the first anniversary of the date of grant).

3. Performance Share Units (PSUs) that vest after a three-year cliff vesting period is completed. Any final award is subject to a Total Shareholder Return (TSR) performance calculation against the named Peer Group. Based on calculated TSR performance the

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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What We Pay	Why We Pay It	How It Works

award is then subject to a performance factor multiplier of between 0% to 200% of the initial grant value (as of 2025, we have added a second performance measure – see the section entitled“Share-Based and Option-Based Awards – Vesting Rules” below for further details).

Benefits & Retirement Program	Attract and retain highly qualified NEOs.

The Company provides:

•  Health, vision, and dental coverage, life insurance, accidental death and dismemberment insurance, disability insurance.

•  Benefits for fitness equipment and services, financial and tax planning services, health products and services.

•  Group RRSP (for Canadian NEOs and Executives) and 401k plan (for US NEOs and Executives).

•  A Supplemental Executive Retirement Program through a retirement compensation agreement (for Canadian NEOs and Executives).

•  A Non-Qualified Deferred Compensation Program (for US NEOs and Executives).

Pay Mix

For 2024, the Company targeted the following mix of pay elements for the CEO and the other Named Executive Officers:

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Base Salary

Base salaries are intended to compensate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments reflect annual performance contributions, overall business performance and potential market movements, in connection with the executive’s responsibilities. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual, impact of the role, the committee’s knowledge of the industry and the marketplace in which the Company competes for talent.

While the CEO will also provide to the Compensation Committee his recommendation on NEOs’ base salary adjustments, the Board will make the final determination on the base annual salary of the NEOs. The CEO does not make a recommendation with respect to his own base salary compensation.

The following table sets out the base salary of each NEO for the financial year end:

Name	Base Salary 2024 ($)	Base Salary 2023 ($)	Base Salary 2022 ($)

Keith Neumeyer CEO	1,260,000	1,260,000	1,260,000

Steven Holmes COO	624,510	600,490	592,091

David Soares CFO (1)	531,464	518,634	412,114

Colin Bower VP Operations	406,879	393,120	390,766

Michael Deal VP Metallurgy	378,029	353,298	330,913

(1)	Amounts paid as salary to Mr. Soares are paid in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7300 in 2024 and C$1.00 equaling $0.7409 in 2023.

Short-Term Incentive Plan (STIP)

The Short-Term Incentive Plan (STIP) award is payable in cash and the amount payable for each year is based on pre-established objectives and targets determined in the fourth quarter of the preceding year. STIP is designed as a target percentage of base salary. In granting these award payments, the Board considers factors such as the NEO’s performance and contributions.

The Compensation Committee has selected key performance indicators that exhibit the Company’s highest priorities for both short and long-term success. The 2024 NEO objectives include an enhanced focus on Health & Safety, ESG, Growth, Operational and Financial measures. Performance against objectives must at least meet a threshold level of performance of 90% for a payout associated with each respective objective. Incentive payouts for each metric are capped at 150% of target for NEOs who are Officers of the Company, and 110% for NEOs who are Vice-Presidents of the Company.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Target incentive levels for 2024 performance for the NEOs are shown in the table below:

Named Executive Officer (NEO)	2024 Base Salary ($)	STIP Target (% of Base Salary)	Weighting – Company Performance (%)	Weighting – Individual Performance (%)	Total Target Award ($)

Keith Neumeyer CEO	1,260,000	150	100 (1)	N/A	1,890,000

Steven Holmes COO	624,510	125	100 (1)	N/A	780,638

David Soares CFO (2)	531,464	125	100 (1)	N/A	664,331

Colin Bower VP Operations	406,879	100	80 (1)	20	406,879

Michael Deal VP Metallurgy	378,029	100	80 (1)	20	378,029

(1)	See “2024 NEO Performance Objectives, Weighting and Results” below.
(2)	Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2024 average exchange rate of C$1.00 equaling $0.7300 in 2024.

2024 Named Executive Officer (NEO) Performance Objectives, Weighting and Results

Category	NEO Objectives	Threshold (1)	Target	Outperform (2)	Results	Performance Achievement	Weighting	Officer Payout %

Financial 20% (3)	Capital Expenditure – as budgeted +/-(4)	$138,212	$124,391	$99,513	$127,329	97.6%	7.5%	7.3%
	Mine operating earnings (as stated on Financial Statements)	$71,042	$78,935	$98,669	$91,900	116.4%	7.5%	10%
	Financial Liquidity +/- Year over Year comparison (5)	$282.2	$313.6	$392.0	$364.2	116.1%	5.0%	6.6%

Operational 25%	Ag Equivalent ounces produced	22,018,533	24,465,037	30,581,296	21,655,427	88.5%	10%	0%
	Cash Cost per Ag Equivalent ounce produced – (compared to Budget) (5)	$14.49	13.04	$10.43	$14.80	86.5%	15%	0%

Growth 20%	Replacement of Resources (all categories = Contained Ag Equivalent ounces)	567,360,000	630,400,000	788,000,000	686,750,000	108.9%	10%	11.8%
	Completion of successful M&A activity (buy or sell)	N/A	1	N/A	1	100%	10%	10.00%

Health & Safety 20%	Zero fatalities on Company properties	N/A	0	N/A	0	100%	10%	10%
	Improve or maintain our Total Recordable Incident Frequency Rate (TRIFR)	1.0	0.9	0.72	0.53	141.1%	10%	15%

ESG 15%	Environment – Zero level 4 or 5 incidents (6)	N/A	0	N/A	0	100%	5%	5.0%
	Community – Zero material community events (material is defined as reportable)	N/A	0	N/A	0	100%	5%	5.0%
	Governance – meeting or exceeding major regulatory requirements where we operate (i.e. compliance)	Discretionary			Achieved	100%	5%	5.0%
								85.7%

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Notes:

(1)	Minimum achievement of 90% of Target performance below which no award is earned; performance at Threshold earns 90% of Target.
(2)	Maximum performance achievement capped at 150% of Target performance, which is earned at 125% of Target performance.
(3)	The numbers in the “Threshold”, “Target”, “Outperform” and “Results” columns in respect of the Financial Objectives in this table are expressed in thousands of U.S. dollars.
(4)	Work plan percent complete is taken into consideration as well as capital expenditures.
(5)

This is a non-GAAP financial measure. Further details on non-GAAP financial measures can be found in the section “Non-GAAP Measures” in the Company’s Annual MD&A for the financial year ended December 31, 2024, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on the Company’s website at www.firstmajestic.com/investors/reports-filings/.

(6)

Level 4 incidents = Contained within undisturbed areas on current operation (non-operating areas of the mining or exploration concession; Multiple (<5) off-site mortalities caused by company or contractor; Small to moderate size off-site fires.

Level 5 incidents = Offsite releases and spills; Several (>5) off-site mortalities caused by the company’s activities or contractors; Large off-site fires.

STIP is paid in the calendar year following the year that the NEO’s performance is assessed and after independent validation of annual financial results. The Compensation Committee makes a recommendation to the Board for final performance scores and awards. The Compensation Committee has the discretion to increase, defer, reduce, and/or eliminate award recommendations to the Board of Directors.

The Compensation Committee and the Board determined and awarded 85.7% in respect of each NEO’s 2024 objectives. As a result, the final STIP award for each NEO in respect of Company performance during the financial year ended December 31, 2024 was as follows:

Named Executive Officer (NEO)	2024 Target STIP ($)	Achievement of Company Performance (%)	Achievement of Individual Performance (%)		Total 2024 STIP Award ($)

Keith Neumeyer	1,890,000	85.7	N/A		1,619,730

Steven Holmes	780,638	85.7	N/A		669,006

David Soares (1)	664,331	85.7	N/A		569,331

Colin Bower	406,879	85.7	0	(2)	278,956

Michael Deal	378,029	85.7	107		339,697

(1)	Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2024 average exchange rate of C$1.00 equaling $0.7300 in 2024.
(2)	Mr. Bower’s Individual Performance score was 90%. A minimum achievement of 100% is required in order to be eligible to receive the STIP award for Individual Performance.

Share-Based and Option-Based Awards

The share-based and stock option component of our executive compensation program is intended to advance the interests of the Company by encouraging long-term retention and providing incentive for results that increase shareholder value. Grants under our LTIP are intended to provide long-term awards linked directly to the market performance of the Company’s shares, thereby aligning the short-term and long-term performance goals of our executives that are based on operational and financial results with the goal of increasing shareholder value. The Compensation Committee reviews management’s recommendations and recommends to the Board of Directors the granting of stock options, Restricted Share Units (RSU) and Performance Share Units (PSU) to the NEOs of the Company. The President & CEO makes recommendations to the Board of Directors for proposed stock option, RSU and PSU grants to the Company’s Vice-Presidents. Stock options, RSUs, PSUs are granted according to the specific level of responsibility of the executive and the number of options, RSUs, PSUs for each level of responsibility is recommended by the Compensation Committee to the Board of Directors. The Company’s LTIP provides for the grants of Stock Options, RSUs and PSUs. The number of outstanding stock options, RSUs, PSUs and previous grants is also considered by the Compensation Committee when determining the number of stock options, RSUs and PSUs to be granted in any particular year. A summary of the LTIP is included in Appendix “B” of this Information Circular.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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NEO	2024 Stock Options Granted	2024 RSUs Granted	2024 PSUs Granted

Keith Neumeyer	223,144	168,210	126,160

Steven Holmes	79,759	60,130	45,100

David Soares	69,823	52,640	39,480

Colin Bower	25,000	32,800	24,600

Michael Deal	25,000	29,480	22,110

Vesting Rules

Stock Options granted to the CEO vest in equal portions as follows:

Vesting Period - CEO

12 months from date of award	20%

24 months from date of award	40%

36 months from date of award	60%

48 months from date of award	80%

60 months from date of award	100%

Stock Options granted to all other NEOs vest in equal portions over a period of 30 months as follows:

Vesting Period - Other NEOs

12 months from date of award	25%

18 months from date of award	50%

24 months from date of award	75%

30 months from date of award	100%

RSUs vest over a three-year period (1⁄3 per year starting on the first anniversary of the date of grant).

PSUs fully vest three years after their grant date. The number of common shares that a holder of PSUs will receive upon settlement is subject to a Total Shareholder Return (“TSR”) performance calculation against the named Peer Group. Based on calculated TSR performance, the number of PSUs granted is subject to a performance factor multiplier of between 0% to 200% of the initial grant value in order to determine the number of common shares issuable upon settlement of the PSUs.

Commencing with our January of 2025 grant of LTIP awards, for all of the company’s PSU awards, the Company has added a second performance measure to its PSUs, such that PSUs are now subject to the following two performance measures:

•

Measure 1 (50% weighting): Three-year performance period based on Volume Weight Average Share Price (“VWAP”) during the trading days within a 30-calendar day period prior to the grant date and the VWAP for the trading days within a 30-calendar day period prior the vest date, compared to the Peer Group.

•	Measure 2 (50% weighting): Three-year performance period based on TSR against the VanEck Gold Miners ETF.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Performance Level	TSR Percentile Ranking vs PSU Peer Group	Percent Vested

Maximum	75th Percentile	200%

Target	50th Percentile	100%

Minimum	25th Percentile	50%

	Below 25th Percentile	0%

The 2024 PSU Peer Group consisted of the following companies:

2024 PSU Peer Group

Aya Gold & Silver Inc.	Fortuna Silver Mines Inc.	MAG Silver Corp.

Compañía de Minas Buenaventura S.A.A	Fresnillo PLC	Pan American Silver Corp.

Coeur Mining Inc.	Hecla Mining Company	Silvercrest Metals Inc.

Endeavour Silver Corp.	Hochschild Mining PLC	Wheaton Precious Metals

The Company has established a peer group for PSU awards, which is amended by the Company from time to time to reflect changes in the industry such as mergers and acquisition events. This PSU peer group is different from our Compensation Peer Group, which is primarily focused on understanding the executive compensation practices of companies with whom we compete for executive talent. The PSU peer group is intended to focus on companies with whom we compete for investment dollars and is accordingly a measure of our performance within the silver mining industry.

History of PSU Payouts

The Company’s initial grant of PSUs took place in January 2020, and those PSUs vested in January 2023 with a performance score of 0.5 (50%). As a result, NEOs only received half the number of common shares associated with those PSUs upon settlement. The next annual grant of PSUs occurred in January 2021, and those PSUs vested in January 2024, also with a performance score of 0.5 (50%). As a result, NEOs only received half the number of common shares associated with those PSUs upon settlement as well. With respect to the annual grant of PSUs that took place in January 2022, and that vested in January 2025, the final calculated performance score was 0 (0%). As a result of this score, the NEOs received zero common shares with respect to these PSUs.

The performance criteria for all of the above-mentioned PSUs was the performance of the Company’s Total Shareholder Return (TSR) of its common shares, as compared with the TSR of a set of 7 peer companies over the three-year performance period commencing as of the respective grant dates. As noted above, starting with the most recent annual grant of PSUs that took place in January 2025 and on a go-forward basis, all PSUs will be subject to two performance measures.

It should be highlighted, that in respect of the Company’s annual PSU grant that took place in January 2022, and vested in January 2025, the final calculated performance score was 0 (0%). As a result of this score, the NEOs received zero common shares for this tranche of PSUs.

Benefits and Perquisites

The primary purpose of providing benefits and perquisites to the Company’s executives is to attract and retain key talent. The Company intends that the type and value of benefits and perquisites offered are to be competitive within overall market/industry practices. Details of the benefits and perquisites provided to the NEOs are disclosed in the “All Other Compensation” column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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health and dental coverage, fitness benefits, personal tax consultation services, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving both their individual and corporate goals. Perquisites the Company provides to its executives include parking and an annual executive medical examination.

Supplemental Executive Retirement Plan (SERP)

In order to attract and retain top global talent, the Company implemented, in April of 2022, a Supplemental Executive Retirement Plan (SERP) for Canadian Executives and a Non-Qualified Deferred Compensation Plan (NQDC) for US Executives. Each Canadian and US Executive is eligible to participate in this plan with the exception of Mr. Neumeyer. Mr. Neumeyer is not currently eligible for participation in our US or Canadian SERP plans due to residency requirements.

The following table sets forth details of the Company’s SERP and NQDC for 2024, and includes company contributions for eligible individuals:

NEO	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)

Keith Neumeyer (1)	Nil	Nil	Nil

Steven Holmes	137,794	27,335	165,129

David Soares (2)	38,321	57,902	96,223

Colin Bower	22,269	22,524	44,793

Michael Deal	12,905	12,099	25,004

(1)

Mr. Neumeyer was not eligible to receive a contribution under the terms of the SERP plan in 2024 due to his residency. The company is in the process of establishing a similar program for Mr. Neumeyer in his country of residence.

(2)	Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2024 average exchange rate of C$1.00 equaling $0.7300 in 2024.

Managing Compensation Risk

Among the factors in designing the Company’s compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks associated with the Company’s compensation practices and policies on an annual basis.

A number of business risks were mapped to both the decision-makers and our compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term mine development requirements at the Company’s operations;

•	Not exceeding targets for cash costs per payable silver equivalent ounce of production on a consolidated basis and on a per operating unit basis;

•	Achievement of increased reserves and resources;

•	Achieving safety results;

•	Maintaining and growing our ESG initiatives at the site and country level; and

•	Meeting or exceeding environmental requirements.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•

The Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.

•	The Compensation Committee undertakes an annual review of the Company’s compensation program to ensure competitiveness and continued alignment with trends in compensation practices and governance.

•	The Compensation Committee undertakes an annual review of the Company’s incentive programs and corresponding performance objectives to ensure continued relevance to the Company’s business strategy.

•

Compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

•

The Compensation Committee and the Board retain discretion to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions upward or downward, when necessary.

•

A minimum share ownership requirement has been adopted for Officers and Vice-Presidents to further align their interests with shareholders; see “Executive Share Ownership Requirement” below for the guidelines and current share ownership levels.

•	An Incentive Compensation Claw back Policy has been adopted see “Incentive Compensation Claw back Policy” below.

•

The Company’s Securities Trading Policy prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Board did not identify any compensation practices or policies in 2024 that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation Committee, has structured certain compensation arrangements to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. This arrangement has been in place for some time, and the Board continues to believe that it is beneficial for both the Company and Mr.  Neumeyer. For more details, please see “Summary Compensation Table” and “Services Agreement – Keith Neumeyer”.

Executive Share Ownership Requirement

In an effort to align the interests of the NEOs with those of the Company’s shareholders, the Company has established minimum share ownership requirements for its NEOs under which they are required to own First Majestic securities (namely common shares, RSUs and/or PSUs) having a value established by the Board. NEOs who hold a minimum of 30,000 common shares prior to November 29, 2018, are deemed to have met the criteria. An NEO who is appointed after November 29, 2018, and before January 1, 2021 and has acquired common shares totaling at least 30% of such NEO’s base annual salary is deemed to have met the criteria. An NEO who is appointed after January 1, 2021, or who has not previously met the criteria, is required, within five years of the date of commencement of such NEO’s tenure, to have an “Awards Grant Credit” and/or common shares equal to at least: (i) 250% (2.5x) of annual base salary for the CEO; (ii) 200% (2x) of annual base salary for each of the COO and CFO; and (iii) 100% (1x) of annual base salary for all other NEOs.

For the purposes of determining an NEO’s Awards Grant Credit, the number of unvested RSUs and half the number of unvested PSUs held by the NEO is multiplied by the market price of the Company’s common shares

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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on the grant date of the respective RSUs and PSUs, or by the market price of the Company’s common shares on the date an evaluation under the Company’s Share Ownership Guidelines is being made, whichever is greater.

The following table illustrates the annual base salary and holdings of common shares, unvested RSUs and half the number of unvested PSUs of each NEO as of the Record Date (March 31, 2025):

NEO	Base Salary ($)	Common Shares	RSUs (1)	PSUs (2)	Total Value (3) ($)	Multiples of Base Salary

Keith Neumeyer	1,260,000	4,260,601	321,740	171,995	31,913,617	25.3x

Steven Holmes	624,510	173,616	117,009	61,915	2,393,496	3.8x

David Soares (4)	506,397	34,775	98,356	52,775	1,274,480	2.5x

Colin Bower	406,879	58,955	67,900	33,630	1,092,509	2.7x

Michael Deal	378,029	42,235	62,700	30,845	925,804	2.5x

(1)	Represents the number of outstanding unvested RSUs held by the NEO as at March 31, 2025.
(2)	Represents half the number of outstanding unvested PSUs held by the NEO as at March 31, 2025.
(3)

Value of holdings is based on the total number of eligible securities held multiplied by the greater of: outstanding unvested RSUs granted multiplied by share price on the date the RSUs were granted or on March 31, 2025; half the number of unvested PSUs granted multiplied by the share price on the date of the unvested PSUs were granted or on March 31, 2025; Common shares purchased multiplied by the share price on the respective acquisition date or outstanding balance of common shares held on March 31, 2025 multiplied by the share price on March 31, 2025.

(4)	Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the March 31, 2025 exchange rate of C$1.00 = $0.6956.

As at the Record Date, all NEOs comply with the Company’s Share Ownership Guidelines.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrongdoing that gave rise to the restatement or correction. In addition, the Company has also adopted a stand-alone Incentive Compensation Recovery Policy (the “Recovery Policy”) which adheres to the requirements of the NYSE and Rule 10D-1 under the Securities Exchange Act of 1934 and applies to the Named Executive Officers and certain other individuals who are Covered Persons (as defined in the Recovery Policy). The Recovery Policy applies to all compensation awarded by the Company after October 2, 2023. Copies of both the Code of Ethical Conduct and the Recovery Policy are available for review on the Company’s website at www.firstmajestic.com.

Retirement Policy

The Company does not currently have a retirement policy for its executive officers.

Compensation Committee Decisions Relating to 2025 Compensation

The Company anticipated amending the terms of the CEO’s Services Agreement, to include amendments to the termination and change-of-control provisions by the end of the second quarter of 2024. As of the date of this Information Circular, a draft agreement has been prepared and the Board and the CEO are in the process of finalizing the new Services Agreement. The amendments include a double-trigger change-of-control provision and a cap on termination payments.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2020 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Company’s 2024 PSU Peer Group for five years through to December 31, 2024. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2020 to 2024 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s TSR.

$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Shareholder Return (Growth of $100 Invesment)
$11,000,000
$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Reported vs Relaized/ Realizable Total CEO Compentation ($USD)
2020
2021
2022
2023
2024
Reported TDC ($USD)
Realizable TDC ($USD)
First Majestic Silver
2024 PSU Peer Group
S&P/TSX Composite Index

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2024 for our NEOs:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($) (4)	Option- based awards ($) (5)	Annual incentive plans (6)	Long-term incentive plans	Pension value ($)	All other compensation ($) (7)	Total compensation ($)

Keith Neumeyer CEO (1)	2024	1,260,000	1,714,902	658,083	1,619,730	Nil	Nil	140,146	5,392,861
	2023	1,260,000	1,773,109	597,909	1,039,500	Nil	Nil	154,833	4,825,351
	2022	1,260,000	1,641,275	796,185	279,720	Nil	Nil	48,534	4,025,714

Steven Holmes COO (2)	2024	624,510	613,035	212,800	669,006	Nil	73,335	35,592	2,228,277
	2023	600,490	615,356	207,491	412,837	Nil	122,233	141,997	2,100,404
	2022	592,091	564,270	264,111	107,855	Nil	99,227	14,971	1,642,525

David Soares CFO (3)	2024	531,464	536,661	186,290	569,331	Nil	69,422	28,330	1,921,498
	2023	518,634	544,653	183,642	356,561	Nil	40,961	47,611	1,692,062
	2022	412,114	349,823	1,254,208	73,178	Nil	Nil	14,830	2,104,153

Colin Bower VP Operations (2)	2024	406,879	334,393	66,701	278,956	Nil	60,040	31,992	1,178,961
	2023	393,120	367,746	120,399	251,597	Nil	52,557	18,179	1,203,598
	2022	390,766	299,263	124,581	135,000	Nil	34,280	4,000	987,890

Michael Deal VP Metallurgy (2)	2024	378,029	300,546	66,701	339,697	Nil	46,415	47,072	1,178,460
	2023	353,298	342,925	120,399	231,410	Nil	41,135	58,658	1,147,825
	2022	330,913	149,691	153,756	50,000	Nil	12,768	79,596	776,724

(1)	Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF 0.8795 in 2024, CHF 0.9548 in 2023, CHF 0.9141 in 2022.
(2)	Amounts paid as salary to Mr. Holmes, Mr. Bower and Mr. Deal are paid in US$.
(3)

Amounts paid as salary to Mr. Soares are paid in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7300 in 2024 and C$1.00 equaling $0.7409 in 2023. Mr. Soares was appointed Chief Financial Officer of the Company on March 28, 2022.

(4)

Share-based awards are calculated in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7300 in 2024, C$1.00 equaling $0.7409 in 2023, and C$1.00 equaling $0.7692 in 2022. The value of the share-based awards was calculated using the share price on the grant date.

(5)

Option-based awards are calculated in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7300 in 2024 C$1.00 equaling $0.7409 in 2023, and C$1.00 equaling $0.7692 in 2022. The value of the option-based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date		Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2024	C$	3.94	0.28%	3.53%	4.6	58.17%
2023	C$	4.36	0.34%	3.78%	3.9	59.39%
2022	C$	7.09	0.13%	1.87%	6.1	49.00%
2021	C$	9.16	0%	0.98%	5.9	49.00%

(6)

STIP awards are paid in the calendar year following the year the NEO’s performance is assessed. For example, the STIP award for 2024 performance was approved on the date of this Information Circular and will be paid out by the end of April 2025.

(7)	Includes the cost of various insurance and benefits premiums, parking, extended medical benefits, fitness reimbursements, and tax consultant services during the year ended December 31, 2024.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the NEOs during the most recently completed financial year:

Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share Based Awards that Have Not Vested (3) ($)	Market or Payout Value of Share Based Awards Not Paid Out or Distributed ($)

Keith Neumeyer CEO	111,572	5.55	3-Jan-34	Nil	294,370	1,616,181	Nil
	111,572	5.56	3-Jul-34	Nil

Steve Holmes COO	39,880	5.55	3-Jan-34	Nil	105,230	577,745	Nil
	39,879	5.56	3-Jul-34	Nil

David Soares CFO	34,912	5.55	3-Jan-34	Nil	92,120	505,767	Nil
	34,911	5.56	3-Jul-34	Nil

Colin Bower VP Operations	12,500	5.55	3-Jan-34	Nil	57,400	315,144	Nil
	12,500	5.66	3-Jul-34	Nil

Michael Deal VP Metallurgy	12,500	5.55	3-Jan-34	Nil	51,590	283,245	Nil
	12,500	5.66	3-Jul-34	Nil

(1)

The option exercise prices were converted to U.S. dollars for the purposes of this table at the exchange rate of C$1.00 equaling $0.6950, being the exchange rate quoted by the Bank of Canada on December 31, 2024.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2024 as reported by the TSX of C$7.90 or $5.49.
(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested using the year-end share price as reported by the TSX of C$7.90 or $5.49.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Keith Neumeyer, CEO	13,807	668,774	Nil

Steven Holmes, COO	5,643	230,831	Nil

David Soares, CFO	Nil	92,798	Nil

Colin Bower, VP Operations	8,094	94,039	Nil

Michael Deal, VP Metallurgy	8,094	84,281	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at December 31, 2024 exchange rate of C$1.00, equaling $0.6950.

(2)

This amount is based on the aggregate dollar value realized. It was computed using the dollar value realized by multiplying the share price on the exercise date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at the December 31, 2024 exchange rate of C$1.00, equaling $0.6950.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Option-Based Awards and Share-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as of December 31, 2024 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2024.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the money options (2) ($)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested (3) ($)	Market or payout Value of vested share- based awards not paid out or distributed ($)

Keith Neumeyer, CEO	24,000 10,000 25,600 25,600 45,900 45,900 72,736 72,736 111,572 111,572	11.07 6.28 11.87 15.10 9.08 10.15 7.84 5.21 5.55 5.56	2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31 7-Jan-32 16-Feb-32 3-Jan-33 4-Jul-33 3-Jan-34 3-Jul-34	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil	567,260	3,114,430	Nil

Total	545,616			Nil	567,260	3,114,430	Nil

Steven Holmes, COO	15,776 23,664 39,880 39,879	7.84 5.21 5.55 5.56	3-Jan-33 4-Jul-33 3-Jan-34 3-Jul-34	Nil Nil Nil Nil	199,606	1,095,898	Nil

Total	119,199			Nil	199,606	1,095,898	Nil

David Soares, CFO	13,962 20,943 34,912 34,911	7.84 5.21 5.55 5.56	3-Jan-33 4-Jul-33 3-Jan-34 3-Jul-34	Nil Nil Nil Nil	162,721	893,388	Nil

Total	104,728			Nil	162,721	893,388	Nil

Colin Bower, VP Operations	6,250 7,500 9,375 12,500 12,500	7.84 5.12 5.21 5.55 5.56	3-Jan-33 19-Jun-33 4-Jul-33 3-Jan-34 3-Jul-34	Nil Nil Nil Nil Nil	112,357	616,874	Nil

Total	48,125			Nil	112,357	616,874	Nil

Michael Deal, VP Metallurgy	6,250 7,500 9,375 12,500 12,500	7.84 5.12 5.21 5.55 5.56	3-Jan-33 19-Jun-33 4-Jul-33 3-Jan-34 3-Jul-34	Nil Nil Nil Nil Nil	94,296	517,714	Nil

Total	48,125			Nil	94,296	517,714	Nil

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

(1)

The option exercise prices were converted to U.S. dollars for the purposes of this table at the exchange rate of C$1.00 = $0.6950, being the exchange rate quoted by the Bank of Canada on December 31, 2024.

(2)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2024 financial year using the per share price at December 31, 2024 as reported by the TSX of C$7.90 or $5.49.

(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested, using the December 31, 2024 share price as reported by the TSX of C$7.90 or $5.49.

The Company has entered into an employment and/or service agreement with each of its NEOs. The agreements specify the terms and conditions of their employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change if control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions.

The following are the significant terms of each of the NEOs’ employment and services agreements (as applicable):

Services Agreement – Keith Neumeyer, President & Chief Executive Officer

The Company’s subsidiary, FMS Trading AG, entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer, in which the amended agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President and CEO for an indefinite term at a current annual fee of US$1,260,000 per annum plus benefits, eligibility for the granting of equity to include stock options, RSUs, PSUs and eligibility for an annual bonus award, all of which are determined at the sole discretion of the Board. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. The Services Agreement may be terminated by the Company, without cause, by payment of twelve months’ base payments and the provision to Mr. Neumeyer of any benefits that are made available to other officers of the Company for the earlier of six (6) months and the date Mr. Neumeyer obtains comparable benefits from another source. This termination payment to Mr. Neumeyer increases by two months for each additional year of Mr. Neumeyer’s engagement from September 26, 2003.

In the event of a change of control event, Mr. Neumeyer shall have 60 days from the effective date of the change of control, to elect whether or not he wishes to terminate the agreement. If Mr. Neumeyer makes an election to terminate the Services Agreement, the agreement will terminate 30 days after the date of such election, and the Company would be required to pay Mr. Neumeyer 12 months’ base payments plus benefits calculated as follows:

(a)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

(i)	production stage mining companies similar in size to the Company, with operations in international locations;

(ii)	mining organizations with similar annual revenues to the Company’s most recent annual revenues; and

(iii)	mining organizations with market capitalization levels similar to that of the Company.

(b)

The 12 months’ base payments shall be determined based on the 75th percentile of the peer group of President and Chief Executive Officer positions considered in the review, but cannot be less than Mr. Neumeyer’s annual salary at the time; and

(c)	The payment set out in paragraph (b) above shall increase by two months for each additional year of engagement from September 26, 2003.

As of the date of this Information Circular, the Board and Mr. Neumeyer are finalizing amendments to the terms of his Services Agreement, including to both the termination provisions (to place a cap on severance payable in the

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

event of termination), and the change of control provision in the Services Agreement (to change it from a “single-trigger” to a “double-trigger”). The Board expects that this process will be completed in Q2 2025 and will substantively address concerns raised in both of these areas by external groups.

Employment Agreements

Each of the other NEOs has entered into an Employment Agreement for an indefinite term that provide for a base salary plus benefits and the eligibility for the granting of stock options, RSUs, PSUs and the awarding of annual bonuses all of which, are to be determined at the sole discretion of the CEO and the Board. These Employment Agreements may be terminated by the applicable NEO with 60 days’ written notice or by the Company, at any time, without cause, by provision to the NEO of an amount of notice of termination, or salary in lieu of notice, or salary continuance, subject to the NEO’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to the NEO totaling 24 months’ base salary and bonus. The bonus component of the severance shall be calculated by determining the average annual bonus received in the immediately preceding three years and multiplying the amount by two. If the NEO has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of the NEO’s most recent annual target bonus, as set out in the Company’s short-term incentive plan document.

Termination and Change of Control Benefits

Each of the NEOs have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the NEOs’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

Termination Without Cause (No Change of Control)

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2024. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period ($)	Bonus during period ($)	SERP/ NQDC ($)	Vacation pay ($)	Total gross payment ($)

Keith Neumeyer, CEO (1)	5,670,000	Nil	N/A	206,157	5,876,157

Steven Holmes, COO (2)	1,249,020	396,566	165,129	76,994	1,887,709

David Soares, CFO (2)(3)	1,062,929	333,023	96,223	61,381	1,553,556

Colin Bower, VP Operations (2)	813,758	221,851	44,793	45,468	1,125,871

Michael Deal, VP Metallurgy (2)	756,058	207,036	25,004	56,784	1,044,882

(1)

On a termination without cause, Mr. Neumeyer’s services agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)	On a termination without cause, the NEO’s employment agreement provides that they will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.
(3)	Amount due to Mr. Soares is converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the exchange rate quoted by the Bank of Canada on December 31, 2024.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Five

Termination Without Cause (Following a Change of Control)

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2024, following a change of control. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period ($)	Bonus during period ($)	SERP/ NQDC ($)	Vacation pay ($)	Total gross payment ($)

Keith Neumeyer, CEO (1)	5,670,000	Nil	N/A	206,157	5,876,157

Steve Holmes, COO (2)	1,249,020	396,566	165,129	76,994	1,887,709

David Soares, CFO (2)(3)	1,062,929	333,023	96,223	61,381	1,553,556

Colin Bower, VP Operations (2)	813,758	221,851	44,793	45,468	1,125,871

Michael Deal, VP Metallurgy (2)	756,058	207,036	25,004	56,784	1,044,882

(1)

This amount illustrates Mr. Neumeyer’s cash payment assuming he elected to terminate his Services Agreement within 60 days following a change of control and, as a result, was paid out on December 31, 2024, and it assumes that the market compensation review (the “Compensation Review”) discussed above in the section entitled “Services Agreement – Keith Neumeyer, Chief Executive Officer” determined that Mr. Neumeyer’s annual salary at the time was greater than or equal to the 75th percentile of other President and Chief Executive Officer positions in the peer group used in the Compensation Review. This amount is also inclusive of an additional two months of base payments for each additional year of engagement from September 26, 2003.

(2)

In the event of termination without cause following a change of control, the NEO’s employment agreement provides that they will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(3)	Amount due to Mr. Soares is converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950, being the exchange rate quoted by the Bank of Canada on December 31, 2024.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 71

PART SIX OTHER INFORMATION

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Six

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase Program”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian marketplaces over the ensuing 12 months. The Share Repurchase Program is renewed annually and was, last renewed in September 2024. Pursuant to the current Share Repurchase Program, the Company is authorized to repurchase up to 10,000,000 of its Common Shares during the period from September 12, 2024, until September 11, 2025, which represents approximately 3.32% of the 301,616,350 Common Shares of the Company that were issued and outstanding as of September 4, 2024 (being the date of the Company’s application to the TSX for the latest renewal to the Share Repurchase Program).

During the year ended December 31, 2024, the Company repurchased 50,000 Common Shares, and since the Share Repurchase Program was most recently renewed on September 12, 2024 up to the date of this Information Circular, the Company has repurchased a total of 312,500 Common Shares. Shareholders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the General Counsel & Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2024, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	10,201,687	$11.16	7,910,107

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Totals	10,201,687	$11.16	7,910,107

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.6950 being the exchange rate quoted by the Bank of Canada on December 31, 2024.

A summary of the Company’s LTIP is set out in Appendix “B”.

Indebtedness of Directors and Senior Officers to the Company

No Director, Officer or Vice-President of the Company or any associate or affiliate of a Director, Officer or Vice-President of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s most recently completed financial year.

Interest of Informed Persons in Material Transactions

None of the proposed Directors or persons who were Directors, Officers or Vice-Presidents of the Company or a subsidiary of the Company at any time during the Company’s recently-completed financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Part Six

securities or otherwise, in any transaction since the commencement of the Company’s most recently-completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024.

Shareholders may obtain a copy of the Company’s audited consolidated financial statements and management’s discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia this 9th day of April, 2025.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT INFORMATION CIRCULAR	Page 74

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on March 7, 2019, as amended on February 19, 2021, August 19, 2021 and May 26, 2022

(last reviewed by the Board on March 30, 2024)

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Corporate Governance and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Corporate Governance and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

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Appendix “A”

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Corporate Governance and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons

(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and

(iii)

appointing committees of the Board, including an Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Corporate Governance and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

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Appendix “A”

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(b)	appoint and discharge the CEO and plan CEO succession;

(c)	set terms of reference for the CEO;

(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(h)	approve decisions relating to senior management, including:

(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)	employment contracts, termination and other special arrangements with executive officers;

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)	approve certain matters relating to the Company’s employees in general, including:

(i)	the Company’s broad compensation strategy and philosophy;

(ii)	new benefit programs or material changes to existing programs; and

(iii)	ensure succession planning programs are in place, including programs to train and develop management.

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Appendix “A”

4.	Strategy and Plans

The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material acquisitions and divestitures;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)	declare dividends if and when the Board deems it to be appropriate;

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

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Appendix “A”

6.	Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

(c)	approve any plans to hedge mineral sales; and

(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)	ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure Policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f)	report annually to the shareholders on the Board’s stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company’s Disclosure Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

9.	General Legal Obligations of the Board of Directors

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

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Appendix “A”

The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019, and amended on February 19, 2021 and August 19, 2021 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Last reviewed by the Board on March 30, 2024.

2025 MANAGEMENT INFORMATION CIRCULAR	A-6

APPENDIX “B”

SUMMARY OF THE LONG-TERM INCENTIVE PLAN

The Company’s current Long Term Incentive Plan (the “LTIP”) was approved by shareholders at the Company’s annual and special meeting held May 26, 2022. The Company made further minor edits to the LTIP on December 8, 2023. A full copy of the LTIP is available under the Company’s SEDAR+ profile at www.sedarplus.ca. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to such terms in the LTIP.

The annual “burn rate” for the Company’s LTIP for the year ended December 31, 2024 was 0.95%.

The material terms of the LTIP are set out below.

•

Maximum Number of Shares Issuable – The maximum number of shares issuable under the LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 6% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units and Performance Share Units) will not exceed 1% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards).

•	Types of Awards – Pursuant to the LTIP, the Company may issue Options, Restricted Share Units and Performance Share Units.

•	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the LTIP shall not result in:

•	the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

•	the number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; or

•	the number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

The LTIP shall not result in:

•	the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

•

the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

•

Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

•

Term – Unless otherwise specified at the time of grant, Options shall expire ten (10) years from the date of grant, unless terminated earlier in accordance with the LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

•

Vesting Schedule – Options vest and become exercisable in 25% increments on each of the 12-month, 18-month, 24-month and 30-month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

•

Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares

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Appendix “B”

equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the LTIP. A summary of these provisions is below.

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.

Ceasing to be Employed for Employee-Caused Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.

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Appendix “B”

Reason for Termination	Vesting	Expiry of Option

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director Caused Event	Any Options held by the Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion or termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant but Employee	The vesting of the Options will Award Agreement.	The expiry date of the Options will remain unchanged.

Restricted Share Units and Performance Share Units

•

Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon

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Appendix “B”

achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

•

Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

•

Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

•

Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the LTIP respectively. A summary of these provisions is contained below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to be Employed for Employee-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

2025 MANAGEMENT INFORMATION CIRCULAR	B-4

Appendix “B”

Reason for Termination	Treatment of Restricted Share Units

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

2025 MANAGEMENT INFORMATION CIRCULAR	B-5

Appendix “B”

Reason for Termination	Treatment of Restricted Share Units

Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to be a Consultant to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to be Employed for Employee-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

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Appendix “B”

Reason for Termination	Treatment of Performance Share Units

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

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Appendix “B”

(f) Performance Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.

Ceasing to be a Consultant to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

General

•

Clawback Policy – Awards granted under the LTIP may be subject to forfeiture in certain instances under the incentive compensation clawback provisions of the Company’s Code of Ethical Conduct and/or under the Company’s Incentive Compensation Recovery Policy, each as may be amended by the Company from time to time.

•	Assignment – Awards under the LTIP are non-assignable and non-transferable other than to a Participant’s Personal Representatives.

•

Amendments Not Requiring Shareholder Approval – The Board may amend the LTIP Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the LTIP or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b)	a change to the termination provisions of the LTIP or any Award which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise or settlement of Awards;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the LTIP;

(f)	effecting amendments necessary to suspend or terminate the LTIP;

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Appendix “B”

(g)

amending the change of control provisions of the LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control; and

(h)

any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)	any increase in the number of shares issuable under the LTIP or the percentage limit set out in Section 4.1 of the LTIP, except such increases by operation of Sections 4.1 or 9 of the LTIP;

(b)	with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c)

any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d)	any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e)	any amendment to the insider participation limits or non-executive director limits under the LTIP or any amendment to the amendment sections of the LTIP; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance – The LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

2025 MANAGEMENT INFORMATION CIRCULAR	B-9

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